THE CALVERT FUND
Calvert Income Fund
Calvert Short Duration Income Fund
4550 Montgomery Avenue, Bethesda, Maryland 20814

Statement of Additional Information
January 31, 2004

New Account Information:	(800) 368-2748 (301) 951-4820	Shareholder Services:	(800) 368-2745
Broker Services:	(800) 368-2746 (301) 951-4850	TDD for the Hearing-Impaired:	(800) 541-1524

This Statement of Additional Information ("SAI") is not a prospectus. Investors should read the Statement of Additional Information in conjunction with the Funds' Prospectus dated January 31, 2004. Each Fund's audited financial statements included in the most recent Report to Shareholders are expressly incorporated by reference and made a part of this SAI. The prospectus and the most recent shareholder reports may be obtained free of charge by writing the Funds at the above address, or calling the Funds, or by visiting our website at www.calvert.com.

TABLE OF CONTENTS

INVESTMENT POLICIES AND RISKS

ISSUER NON-DIVERSIFICATION RISK

The Funds are non-diversified and may focus their investments on a small number of issuers. Funds that are "non-diversified" may invest a greater percentage of their assets in the securities of a single issuer than funds that are "diversified". Funds that invest in a relatively small number of issuers are more susceptible to risks associated with a single economic, political, or regulatory occurrence than a more diversified Fund might be. Some of those issuers might also present substantial credit, interest rate or other risks.

FOREIGN SECURITIES

Investments in foreign securities may present risks not typically involved in domestic investments. The Funds may purchase foreign securities directly, on foreign markets, or those represented by American Depositary Receipts ("ADRs"), or other receipts evidencing ownership of foreign securities, such as International Depositary Receipts and Global Depositary Receipts. ADRs are U.S. dollar-denominated and traded in the U.S. on exchanges or over the counter. By investing in ADRs rather than directly in foreign issuers' stock, the Funds may possibly avoid some currency and some liquidity risks. The information available for ADRs is subject to the more uniform and more exacting accounting, auditing and financial reporting standards of the domestic market or exchange on which they are traded.

Additional costs may be incurred in connection with international investment since foreign brokerage commissions and the custodial costs associated with maintaining foreign portfolio securities are generally higher than in the United States. Fee expense may also be incurred on currency exchanges when the Funds change investments from one country to another or convert foreign securities holdings into U.S. dollars.

United States Government policies have at times, in the past, through imposition of interest equalization taxes and other restrictions, discouraged certain investments abroad by United States investors.

Since investments in securities of issuers domiciled in foreign countries usually involve currencies of the foreign countries, and since the Funds may temporarily hold funds in foreign currencies during the completion of investment programs, the value of the assets of the Funds as measured in United States dollars may be affected favorably or unfavorably by changes in foreign currency exchange rates and exchange control regulations. For example, if the value of the foreign currency in which a security is denominated increases or declines in relation to the value of the U.S. dollar, the value of the security in U.S. dollars will increase or decline correspondingly. The Funds will conduct their foreign currency exchange transactions either on a spot (i.e., cash) basis at the spot rate prevailing in the foreign exchange market, or through entering into forward contracts to purchase or sell foreign currencies. A forward foreign currency contract involves an obligation to purchase or sell a specific currency at a future date which may be any fixed number of days from the date of the contract agreed upon by the parties, at a price set at the time of the contract. These contracts are traded in the interbank market conducted directly between currency traders (usually large, commercial banks) and their customers. A forward foreign currency contract generally has no deposit requirement, and no commissions are charged at any stage for trades.

The Funds may enter into forward foreign currency contracts for two reasons. First, the Funds may desire to preserve the United States dollar price of a security when it enters into a contract for the purchase or sale of a security denominated in a foreign currency. The Funds may be able to protect against possible losses resulting from changes in the relationship between the United States dollar and foreign currencies during the period between the date the security is purchased or sold and the date on which payment is made or received by entering into a forward contract for the purchase or sale, for a fixed amount of dollars, of the amount of the foreign currency involved in the underlying security transactions.

Second, when the advisor believes that the currency of a particular foreign country may suffer a substantial decline against the United States dollar, the Funds enter into a forward foreign currency contract to sell, for a fixed amount of dollars, the amount of foreign currency approximating the value of some or all of the respective Fund's portfolio securities denominated in such foreign currency. The precise matching of the forward foreign currency contract amounts and the value of the portfolio securities involved will not generally be possible since the future value of the securities will change as a consequence of market movements between the date the forward contract is entered into and the date it matures. The projection of short-term currency market movement is difficult, and the successful execution of this short-term hedging strategy is uncertain. Although forward foreign currency contracts tend to minimize the risk of loss due to a decline in the value of the hedged currency, at the same time they tend to limit any potential gain which might result should the value of such currency increase. The Funds do not intend to enter into such forward contracts under this circumstance on a regular or continuous basis.

INTERNATIONAL MONEY MARKET INSTRUMENTS

Each Fund may, in pursuit of its investment objective, invest in U.S. dollar-denominated obligations of foreign branches of U.S. banks and U.S. branches of foreign banks. Such obligations are not insured by the Federal Deposit Insurance Corporation. Foreign and domestic bank reserve requirements may differ. Payment of interest and principal upon these obligations and the marketability and liquidity of such obligations in the secondary market may also be affected by governmental action in the country of domicile of the branch (generally referred to as "sovereign risk"). Examples of governmental actions would be the imposition of exchange or currency controls, interest limitations or withholding taxes on interest income, seizure of assets, or the declaration of a moratorium on the payment of principal or interest. In addition, evidences of ownership of portfolio securities may be held outside of the U.S., and the Funds may be subject to the risks associated with the holding of such property overseas.

TEMPORARY DEFENSIVE POSITIONS

For temporary defensive purposes -- which may include a lack of adequate purchase candidates or an unfavorable market environment -- the Funds may invest in cash or cash equivalents. Cash equivalents include instruments such as, but not limited to, U.S. government and agency obligations, certificates of deposit, banker's acceptances, time deposits, commercial paper, short-term corporate debt securities, and repurchase agreements.

REPURCHASE AGREEMENTS

The Funds may, in pursuit of their investment objectives, purchase debt securities subject to repurchase agreements. Repurchase agreements are transactions in which a person purchases a security and simultaneously commits to resell that security to the seller at a mutually agreed upon time and price. The seller's obligation is secured by the underlying security. The repurchase price reflects the initial purchase price plus an agreed upon market rate of interest. While an underlying security may bear a maturity in excess of one year, the term of the repurchase agreement is always less than one year. Repurchase agreements not terminable within seven days are considered illiquid. Repurchase agreements are short-term money market investments, designed to generate current income.

The Funds will only engage in repurchase agreements with recognized securities dealers and banks determined to present minimal credit risk by the advisor under the direction and supervision of the Funds' Board of Trustees. In addition, the Funds will only engage in repurchase agreements reasonably designed to secure fully during the term of the agreement the seller's obligation to repurchase the underlying security and will monitor the market value of the underlying security during the term of the agreement. If the value of the underlying security declines and is not at least equal to the repurchase price due the Fund pursuant to the agreement, the Fund will require the seller to pledge additional securities or cash to secure the seller's obligations pursuant to the agreement. If the seller defaults on its obligation to repurchase and the value of the underlying security declines, the Fund may incur a loss and may incur expenses in selling the underlying security. Repurchase agreements are always for periods of less than one year. Repurchase agreements not terminable within seven days are considered illiquid.

REVERSE REPURCHASE AGREEMENTS

The Funds may also engage in reverse repurchase agreements. Under a reverse repurchase agreement, the Funds sell securities to a bank or securities dealer and agree to repurchase those securities from such party at an agreed upon date and price reflecting a market rate of interest. The Funds invest the proceeds from each reverse repurchase agreement in obligations in which they are authorized to invest. The Funds intend to enter into a reverse repurchase agreement only when the interest income provided for in the obligation in which the Funds invest the proceeds is expected to exceed the amount the Funds will pay in interest to the other party to the agreement plus all costs associated with the transactions. The Funds do not intend to borrow for leverage purposes. The Funds will only be permitted to pledge assets to the extent necessary to secure borrowings and reverse repurchase agreements.

During the time a reverse repurchase agreement is outstanding, the Funds will maintain in a segregated custodial account an amount of cash, U.S. Government securities or other liquid, high-quality debt securities equal in value to the repurchase price. The Funds will mark to market the value of assets held in the segregated account, and will place additional assets in the account whenever the total value of the account falls below the amount required under applicable regulations.

The Funds' use of reverse repurchase agreements involves the risk that the other party to the agreements could become subject to bankruptcy or liquidation proceedings during the period the agreements are outstanding. In such event, the Funds may not be able to repurchase the securities it has sold to that other party. Under those

circumstances, if at the expiration of the agreement such securities are of greater value than the proceeds obtained by the Fund under the agreements, the Fund may have been better off had it not entered into the agreement. However, the Funds will enter into reverse repurchase agreements only with banks and dealers which the advisor believes present minimal credit risks under guidelines adopted by the Funds' Board of Trustees. In addition, the Fund bears the risk that the market value of the securities it sold may decline below the agreed-upon repurchase price, in which case the dealer may request the Funds to post additional collateral.

NON-INVESTMENT GRADE DEBT SECURITIES

Non-investment grade debt securities are lower quality debt securities (generally those rated BB or lower by S&P or Ba or lower by Moody's, known as "junk bonds"). These securities have moderate to poor protection of principal and interest payments and have speculative characteristics. (See Appendix C for a description of the ratings.) The Funds consider a security to be investment grade if it has received an investment grade rating from at least one nationally recognized statistical rating organization (NRSRO), or is an unrated security of comparable quality. These securities involve greater risk of default or price declines due to changes in the issuer's creditworthiness than investment-grade debt securities. Because the market for lower-rated securities may be thinner and less active than for higher-rated securities, there may be market price volatility for these securities and limited liquidity in the resale market. Market prices for these securities may decline significantly in periods of general economic difficulty or rising interest rates. Unrated debt securities may fall into the lower quality category. Unrated securities usually are not attractive to as many buyers as rated securities are, which may make them less marketable.

The quality limitation set forth in each Fund's investment policy is determined immediately after the Fund's acquisition of a given security. Through portfolio diversification and credit analysis, investment risk can be reduced, although there can be no assurance that losses will not occur.

DERIVATIVES

The Funds can use various techniques to increase or decrease its exposure to changing security prices, interest rates, or other factors that affect security values. These techniques may involve derivative transactions such as buying and selling options and futures contracts and leveraged notes, entering into swap agreements, and purchasing indexed securities. The Funds can use these practices either as substitution or as protection against an adverse move in the Funds to adjust the risk and return characteristics of the Funds. If the advisor judges market conditions incorrectly or employs a strategy that does not correlate well with a Fund's investments, or if the counterparty to the transaction does not perform as promised, these techniques could result in a loss. These techniques may increase the volatility of a Fund and may involve a small investment of cash relative to the magnitude of the risk assumed. Derivatives are often illiquid.

OPTIONS AND FUTURES CONTRACTS

Covered Options. The Funds may, in pursuit of investment objectives, engage in the writing of covered call options in standard contracts traded on national securities exchanges or quoted on NASDAQ, provided that: (1) the Funds continue to own the securities covering each call option until the call option has been exercised or until the Funds have purchased a closing call to offset its obligation to deliver securities pursuant to the call option it had written; and (2) the market value of all securities covering call options in the Funds does not exceed 35% of the market value of the Funds' respective net assets. The Funds may also write secured put options against U.S. Government-backed obligations and uses a variety of other investment techniques, seeking to hedge against changes in the general level of interest rates, including the purchase of put and call options on debt securities and the purchase and sale of interest rate futures contracts and options on such futures. The Funds will not engage in such transactions for the purpose of speculation or leverage. Such investment policies and techniques may involve a greater degree of risk than those inherent in more conservative investment approaches.

The Funds will not engage in options or futures transactions unless it receives appropriate regulatory approvals permitting the Funds to engage in such transactions. The Funds observe the following operating policy, which may be changed without the approval of a majority of the outstanding shares: Purchase a futures contract or an option thereon if, with respect to positions in futures or options on futures which do not represent bona fide hedging, the aggregate initial margin and premiums on such options would exceed 5% of the respective Fund's net asset value. (See non-fundamental investment restriction number 2.)

Covered Options on Debt Securities. The Funds may write "covered options" on debt securities in standard contracts traded on national securities exchanges and in the over-the-counter market. The Funds will write

such options in order to receive the premiums from options that expire and to seek net gains from closing purchase transactions with respect to such options.

The Funds may write only "covered options." This means that, in the case of call options, so long as a Fund is obligated as the writer of a call option, it will own the underlying security subject to the option and, in the case of put options, the Funds will, through the custodian, deposit and maintain with a securities depository U.S. Treasury obligations with a market value equal to or greater than the exercise price of the option.

Characteristics of Covered Options. When a Fund writes a covered call option, the Fund gives the purchaser the right to purchase the security at the call option price at any time during the life of the option. As the writer of the option, the Fund receives a premium, less a commission, and in exchange foregoes the opportunity to profit from any increase in the market value of the security exceeding the call option price. The premium serves to mitigate the effect of any depreciation in the market value of the security. Writing covered call options can increase the income of the Fund and thus reduce declines in the net asset value per share of the Fund if securities covered by such options decline in value. Exercise of a call option by the purchaser however will cause the Fund to forego future appreciation of the securities covered by the option.

When a Fund writes a covered put option, it will gain a profit in the amount of the premium, less a commission, so long as the price of the underlying security remains above the exercise price. However, the Fund remains obligated to purchase the underlying security from the buyer of the put option (usually in the event the price of the security falls below the exercise price) at any time during the option period. If the price of the underlying security falls below the exercise price, the Fund may realize a loss in the amount of the difference between the exercise price and the sale price of the security, less the premium received.

The Funds may purchase securities that may be covered with call options solely on the basis of considerations consistent with the investment objectives and policies of the Fund.

The Funds' turnover may increase through the exercise of a call option; this will generally occur if the market value of a "covered" security increases and the Fund has not entered into a closing purchase transaction.

Expiration of a put or call option or entry into a closing purchase transaction will result in a short-term capital gain, unless the cost of a closing purchase transaction exceeds the premium received by a Fund when it initially wrote the option, in which case a short-term capital loss will result. If the purchaser exercises a put or call option, the Fund will realize a gain or loss from the sale of the security acquired or sold pursuant to the option, and in determining the gain or loss the premium will be included in the proceeds of sale. To preserve the Fund's status as a regulated investment company under Subchapter M of the Internal Revenue Code, it is the Fund's policy to limit any gains on put or call options and other securities held less than three months to less than 30% of the Fund's annual gross income.

Risks Related to Options Transactions. A Fund can close out its positions in exchange traded options only on an exchange, which provides a secondary market in such options. Although the Fund intends to acquire and write only such exchange-traded options for which an active secondary market appears to exist, there can be no assurance that such a market will exist for any particular option contract at any particular time. It is difficult to accurately predict the extent of trading interest that may develop with respect to such options. This might prevent a Fund from closing an options position, which could impair the Fund's ability to hedge its portfolio effectively. Also, a Fund's inability to close out a call position may have an adverse effect on its liquidity because the Fund may be required to hold the securities underlying the option until the option expires or is exercised.

The hours of trading for options on U.S. Government securities may not correspond exactly to the hours of trading for the underlying securities. To the extent that the options markets close before the U.S. Government securities markets, significant movements in rates and prices may occur in the Government securities markets that cannot be reflected in the options markets.

Interest Rate Futures Transactions. A change in the general level of interest rates will affect the market value of debt securities in a Fund's portfolio. The Funds may purchase and sell interest rate futures contracts ("futures contracts") as a hedge against changes in interest rates in accordance with the strategies described below. A futures contract is an agreement between two parties to buy and sell a security on a future date which has the effect of establishing the current price for the security. Although futures contracts by their terms require actual delivery and acceptance of securities, in most cases the contracts are closed out before the settlement date without the making or taking of delivery of securities. Upon purchasing or selling a futures contract, the Fund deposits initial margin with its custodian, and thereafter daily payments of maintenance margin are made to and from the executing broker. Payments of maintenance margin reflect changes in the value of the futures contract, with the Fund being obligated to make such payments if its futures position becomes less valuable and entitled to receive such payments if its position becomes more valuable.

Futures contracts have been designed by boards of trade which have been designated "contract markets" by the Commodity Futures Trading Commission ("CFTC"). As a series of a registered investment company, the Fund is eligible for exclusion from the CFTC's definition of "commodity pool operator," meaning that the Fund may invest in futures contracts under specified conditions without registering with the CFTC. Futures contracts trade on contract markets in a manner that is similar to the way a stock trades on a stock exchange, and the boards of trade, through their clearing corporations, guarantee performance of the contracts.

The purchase and sale of futures contracts is for the purpose of hedging a Fund's holdings of long-term debt securities. Futures contracts based on U.S. Government securities and GNMA Certificates historically have reacted to an increase or decrease in interest rates in a manner similar to the manner in which mortgage-related securities reacted to the change. If interest rates increase, the value of such securities in a Fund's portfolio would decline, but the value of a short position in futures contracts would increase at approximately the same rate, thereby keeping the net asset value of the Fund from declining as much as it otherwise would have. Thus, if a Fund owns long-term securities and interest rates were expected to increase, it might sell futures contracts rather than sell its holdings of long-term securities. If, on the other hand, the Fund held cash reserves and interest rates were expected to decline, the Fund might enter into futures contracts for the purchase of U.S. Government securities or GNMA certificates and thus take advantage of the anticipated risk in the value of long-term securities without actually buying them until the market had stabilized. At that time, the futures contracts could be liquidated and the Fund's cash reserves could then be used to buy long-term securities in the cash market. The Fund could accomplish similar results by selling securities with long maturities and investing in securities with short maturities when interest rates are expected to increase or by buying securities with long maturities and selling securities with short maturities when interest rates are expected to decline. But by using futures contracts as an investment tool to manage risk it might be possible to accomplish the same result easily and quickly.

Options on Futures Contracts. The Funds may purchase and write call and put options on futures contracts which are traded on a U.S. exchange or board of trade and enter into closing transactions with respect to such options to terminate an existing position. An option on a futures contract gives the purchaser the right, in return for the premium paid, to assume a position in a futures contract—a long position if the option is a call and a short position if the option is a put—at a specified exercise price at any time during the period of the option. The Funds will pay a premium for such options which it purchases. In connection with such options which it writes, the Funds will make initial margin deposits and make or receive maintenance margin payments that reflect changes in the market value of such options. This arrangement is similar to the margin arrangements applicable to futures contracts described above.

Purchase of Put Options on Futures Contracts. The purchase of put options on futures contracts is analogous to the sale of futures contracts and is used to protect a Fund's portfolio of debt securities against the risk of declining prices.

Purchase of Call Options on Futures Contracts. The purchase of call options on futures contracts represents a means of obtaining temporary exposure to market appreciation at limited risk. It is analogous to the purchase of a futures contract and is used to protect against a market advance when the Funds are not fully invested.

Writing Call Options on Futures Contracts. The writing of call options on futures contracts constitutes a partial hedge against declining prices of the debt securities which are deliverable upon exercise of the futures contracts. If the futures contract price at expiration is below the exercise price, the Funds will retain the full amount of the option premium which provides a partial hedge against any decline that may have occurred in the Funds' holdings of debt securities.

Writing Put Options on Futures Contracts. The writing of put options on futures contracts is analogous to the purchase of futures contracts. If an option is exercised, the net cost to a Fund of the debt securities acquired by it will be reduced by the amount of the option premium received. Of course, if market prices have declined, the Fund's purchase price upon exercise may be greater than the price at which the debt securities might be purchased in the cash market.

Risks of Options and Futures Contracts. If the Funds have sold futures or taken options positions to hedge their portfolio against decline in the market and the market later advances, the Funds may suffer a loss on the futures contracts or options which would not have been experienced had they not hedged. The success of a hedging strategy depends on the advisor's ability to predict the direction of interest rates and other economic factors. Correlation is imperfect between movements in the prices of futures or options contracts and movements in prices of the securities which are the subject of the hedge. Thus, the price of the futures contract or option may move more than or less than the price of the securities being hedged. If a Fund used a futures or options contract to hedge

against a decline in the market, and the market later advances (or vice versa), the Fund may suffer a greater loss than if it had not hedged.

A Fund can close out its futures positions only on an exchange or board of trade which provides a secondary market in such futures. Although the Funds intend to purchase or sell only such futures for which an active secondary market appears to exist, there can be no assurance that such a market will exist for any particular futures contract at any particular time. This might prevent the Funds from closing a futures position, which could require the Funds to make daily cash payments with respect to its position in the event of adverse price movements. In such situations, if a Fund has insufficient cash, it may have to sell portfolio securities to meet daily margin requirements at a time when it would be disadvantageous to do so. The inability to close futures or options positions could have an adverse effect on the Fund's ability to hedge effectively. There is also risk of loss by the Fund of margin deposits in the event of bankruptcy of a broker with whom the Fund has an open position in a futures contract. To partially or completely offset losses on futures contracts, the Fund will normally hold the securities against which the futures positions were taken until the futures positions can be closed out, so that the Fund receives the gain (if any) from the portfolio securities. This might have an adverse effect on the Fund's overall liquidity.

Options on futures transactions bear several risks apart from those inherent in options transactions generally. A Fund's ability to close out its options positions in futures contracts will depend upon whether an active secondary market for such options develops and is in existence at the time the Fund seeks to close its position. There can be no assurance that such a market will develop or exist. Therefore, the Fund might be required to exercise the options to realize any profit.

SWAP AGREEMENTS

The Funds may invest in swap agreements, which are derivatives that may be used to offset credit, interest rate, market, or other risks. The Funds will only enter in swap agreements for hedging purposes. The counterparty to any swap agreements must meet credit guidelines as determined by the advisor.

The use of swaps is a highly specialized activity that involves investment techniques, costs, and risks (particularly correlation risk) different from those associated with ordinary portfolio securities transactions. If the advisor is incorrect in its forecasts of market variables, the investment performance of a Fund may be less favorable than it would have been if this investment technique were not used.

LENDING PORTFOLIO SECURITIES

The Funds may lend portfolio securities to member firms of the New York Stock Exchange and commercial banks with assets of one billion dollars or more. Any such loans must be secured continuously in the form of cash or cash equivalents such as U.S. Treasury bills. The amount of the collateral must, on a current basis, equal or exceed the market value of the loaned securities, and the Funds must be able to terminate such loans upon notice at any time. Each Fund will exercise its right to terminate a securities loan in order to preserve its right to vote upon matters of importance affecting holders of the securities.

The advantage of such loans is that the Fund continues to receive the equivalent of the interest earned or dividends paid by the issuers on the loaned securities while at the same time earning interest on the cash or equivalent collateral which may be invested in accordance with the Fund's investment objective, policies and restrictions.

Securities loans are usually made to broker-dealers and other financial institutions to facilitate their delivery of such securities. As with any extension of credit, there may be risks of delay in recovery and possibly loss of rights in the loaned securities should the borrower of the loaned securities fail financially. However, the Fund will make loans of its portfolio securities only to those firms the advisor deems creditworthy and only on terms the advisor believes should compensate for such risk. On termination of the loan, the borrower is obligated to return the securities to the Fund. The Funds will recognize any gain or loss in the market value of the securities during the loan period. The Funds may pay reasonable custodial fees in connection with the loan.

COLLATERALIZED MORTGAGE OBLIGATIONS

The Funds may, in pursuit of investment objectives, invest in collateralized mortgage obligations. Collateralized mortgage obligations ("CMOs") are fully collateralized bonds that are general obligations of the issuer of the bonds. CMOs are not direct obligations of the U.S. Government. CMOs generally are secured by collateral consisting of mortgages or a pool of mortgages. The collateral is assigned to the trustee named in the indenture pursuant to which the bonds are issued. Payments of principal and interest on the underlying mortgages are not passed through directly to the holder of the CMO; rather, payments to the trustee are dedicated to payment

of interest on and repayment of principal of the CMOs. This means that the character of payments of principal and interest is not passed through, so that payments to holders of CMOs attributable to interest paid and principal repaid on the underlying mortgages or pool of mortgages do not necessarily constitute income and return of capital, respectively, to the CMO holders. Also, because payments of principal and interest are not passed through, CMOs secured by the same pool or mortgages may be, and frequently are, issued with a variety of classes or series, which have different maturities and are retired sequentially. CMOs are designed to be retired as the underlying mortgages are repaid. In the event of prepayment on such mortgages, the class of CMO first to mature generally will be paid down. Thus there should be sufficient collateral to secure the CMOs that remain outstanding even if the issuer does not supply additional collateral.

FHLMC has introduced a CMO which is a general obligation of FHLMC. This requires FHLMC to use its general funds to make payments on the CMO if payments from the underlying mortgages are insufficient.

U.S. GOVERNMENT-SPONSORED OBLIGATIONS

The Funds may, in pursuit of investment objectives, invest in Fannie Maes, Freddie Macs and other U.S. Government-sponsored obligations.

Fannie Maes and Freddie Macs. Fannie Maes and Freddie Macs are issued by the Federal National Mortgage Association ("FNMA") and Federal Home Loan Mortgage Corporation ("FHLMC"), respectively. Unlike GNMA certificates, which are typically interests in pools of mortgages insured or guaranteed by government agencies, FNMA and FHLMC certificates represent undivided interests in pools of conventional mortgage loans. Both FNMA and FHLMC guarantee timely payment of principal and interest on their obligations, but this guarantee is not backed by the full faith and credit of the U.S. Government. FNMA's guarantee is supported by its ability to borrow from the U.S. Treasury, while FHLMC's guarantee is backed by reserves set aside to protect holders against losses due to default.

U.S. GOVERNMENT-BACKED OBLIGATIONS

The Funds may, in pursuit of investment objectives, invest in Ginnie Maes, U.S. Treasury obligations, and other U.S. Government-backed obligations.

Ginnie Maes. Ginnie Maes, issued by the Government National Federal National Mortgage Association, are typically interests in pools of mortgage loans insured by the Federal Housing Administration or guaranteed by the Veterans Administration. A "pool" or group of such mortgages is assembled and, after approval from GNMA, is offered to investors through various securities dealers. GNMA is a U.S. Government corporation within the Department of Housing and Urban Development. Ginnie Maes are backed by the full faith and credit of the United States, which means that the U.S. Government guarantees that interest and principal will be paid when due.

U.S. Treasury Obligations. Direct obligations of the United States Treasury are backed by the full faith and credit of the United States. They differ only with respect to their rates of interest, maturities, and times of issuance. U.S. Treasury obligations consist of: U.S. Treasury bills (having maturities of one year or less), U.S. Treasury notes (having maturities of one to ten years), and U.S. Treasury bonds (generally having maturities greater than ten years).

Other U.S. Government Obligations. The Funds may invest in other obligations issued or guaranteed by the U.S. Government, its agencies, or its instrumentalities. (Certain obligations issued or guaranteed by a U.S. Government agency or instrumentality may not be backed by the full faith and credit of the United States.)

REAL ESTATE INVESTMENT TRUSTS.

The Funds may each invest in investments related to real estate, including real estate investment trusts ("REITs"). Risks associated with investments in securities of companies in real estate industry include: decline in the value of real estate; risks related to general and local economic conditions; overbuilding and increased competition; increases in property taxes and operating expenses; changes in zoning laws; casualty or condemnation losses; variations in rental income; changes in the value of neighborhood; the appeal of properties to tenants; and increases in interest rates. In addition, equity REITs may be affected by changes in the values of the underlying property owned by the trusts, while mortgage real estate investment trusts may be affected by the quality of credit extended. REITs are dependent upon management skills, may not be diversified, and are subject to the risks of financing projects. Such REITs are also subject to heavy cash flow dependency, defaults by borrowers, self-liquidation and the possibility of failing to qualify for tax-free pass-through of income to maintain exemption for the 1940 Act. If an issuer of debt securities collateralized by real estates defaults, REITs could end up holding the underlying real estate.

INVESTMENT RESTRICTIONS

FUNDAMENTAL INVESTMENT RESTRICTIONS

Each Fund has adopted the following fundamental investment restrictions. These restrictions cannot be changed without the approval of the holders of a majority of the outstanding shares of each Fund.

(1) The Funds may not make any investment inconsistent with their classification as nondiversified investment companies under the 1940 Act.

(2) The Funds may not concentrate investments in the securities of issuers primarily engaged in any particular industry (other than securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities and repurchase agreements secured thereby).

(3) The Funds may not issue senior securities or borrow money, except from banks for temporary or emergency purposes and then only in an amount up to 33 1/3% of the value of its total assets or as permitted by law and except by engaging in reverse repurchase agreements, where allowed. In order to secure any permitted borrowings and reverse repurchase agreements under this section, a Fund may pledge, mortgage, or hypothecate its assets.

(4) The Funds may not underwrite the securities of other issuers, except as permitted by the Board of Trustees within applicable law, and except to the extent that in connection with the disposition of portfolio securities, the Funds may be deemed to be underwriters.

(5) The Funds may not invest directly in commodities or real estate, although they may invest in securities which are secured by real estate or real estate mortgages and securities of issuers which invest or deal in commodities, commodity futures, real estate or real estate mortgages and provided that the Funds may purchase or sell stock index futures, foreign currency futures, interest rate futures and options thereon.

(6) The Funds may not make loans, other than through the purchase of money market instruments and repurchase agreements or by the purchase of bonds, debentures or other debt securities, or as permitted by law. The purchase of all or a portion of an issue of publicly or privately distributed debt obligations in accordance with the Funds' investment objective, policies, and restrictions shall not constitute the making of a loan. For purposes of this investment restriction, the Funds consider a "loan" to be a "loan of money."

NONFUNDAMENTAL INVESTMENT RESTRICTIONS

The Board of Trustees has adopted the following nonfundamental investment restrictions. A nonfundamental investment restriction can be changed by the Funds' Board of Trustees at any time without a shareholder vote.

(1) The Funds do not intend to make any purchases of securities if borrowing exceeds 15% of total assets.

(2) The Funds may not purchase a futures contract or an option thereon if, with respect to positions in futures or options on futures which do not represent bona fide hedging, the aggregate initial margin and premiums on such options would exceed 5% of the Fund's net asset value.

(3) The Funds may not invest in puts, calls, straddles, spread, or any combination thereof, except to the extent permitted by the Prospectus and Statement of Additional Information, as each may from time to time be amended.

(4) The Funds may not effect short sales of securities, except (a) if it owns or has the right to obtain securities equivalent in kind and amount to the securities sold short, or (b) it may effect short sales of U.S. Treasury securities for the limited purpose of hedging the duration of the Fund's portfolio. Such short sales shall be "covered" with an equivalent amount of high quality, liquid securities. For purposes of this restriction, transactions in futures contracts and options are not deemed to constitute selling securities short.

(5) The Funds may not purchase securities on margin, except (1) for use of short-term credit necessary for clearance of purchases and sales of portfolio securities and (2) it may make margin deposits in connection with futures contracts or options on futures or other permissible investments.

(6) The Funds may not invest more than 30% of net assets in the securities of foreign issuers, including obligations of foreign branches of U.S. banks, and U.S. branches of foreign banks.

(7) The Funds may not purchase illiquid securities if, as a result, more than 15% of net assets would be invested in such securities.

Any investment restriction (other than those regarding borrowings and illiquid holdings) that involves a maximum percentage of securities or assets shall not be considered to be violated unless an excess over the applicable percentage occurs immediately after an acquisition of securities or utilization of assets and results therefrom.

DIVIDENDS, DISTRIBUTIONS, AND TAXES

The Funds intend to qualify as regulated investment companies under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"). If for any reason either Fund should fail to qualify, it would be taxed as a corporation at the Fund level, rather than passing through its income and gains to shareholders.

Distributions of realized net capital gains, if any, are normally paid once a year; however, the Funds do not intend to make any such distributions unless available capital loss carryovers, if any, have been used or have expired. As of September 30, 2003, neither Fund had tax-loss carryforwards.

The Funds are required to withhold 28% of any reportable dividends and long-term capital gain distributions paid and 28% of each reportable redemption transaction, if: (a) the shareholder's social security number or other taxpayer identification number ("TIN") is not provided or an obviously incorrect TIN is provided; (b) the shareholder does not certify under penalties of perjury that the TIN provided is the shareholder's correct TIN and that the shareholder is not subject to backup withholding under section 3406(a)(1)(C) of the Internal Revenue Code because of underreporting (however, failure to provide certification as to the application of section 3406(a)(1)(C) will result only in backup withholding on dividends, not on redemptions); or (c) a Fund is notified by the Internal Revenue Service that the TIN provided by the shareholder is incorrect or that there has been underreporting of interest or dividends by the shareholder. Affected shareholders will receive statements at least annually specifying the amount withheld.

In addition, the Funds are required to report to the Internal Revenue Service the following information with respect to each redemption transaction: (a) the shareholder's name, address, account number and taxpayer identification number; (b) the total dollar value of the redemptions; and (c) the Fund's identifying CUSIP number.

Certain shareholders are, however, exempt from the backup withholding and broker reporting requirements. Exempt shareholders include corporations; financial institutions; tax-exempt organizations; individual retirement plans; the U.S., a State, the District of Columbia, a U.S possession, a foreign government, an international organization, or any political subdivision, agency or instrumentality of any of the foregoing; U.S. registered commodities or securities dealers; real estate investment trusts; registered investment companies; bank common trust funds; certain charitable trusts; foreign central banks of issue. Non-resident aliens also are generally not subject to either requirement but, along with certain foreign partnerships and foreign corporations, may instead be subject to withholding under Section 1441 of the Internal Revenue Code. Shareholders claiming exemption from backup withholding and broker reporting should call or write the Funds for further information.

Many states do not tax the portion of the Fund's dividends that is derived from interest on U.S. Government obligations. State law varies considerably concerning the tax status of dividends derived from U.S. Government obligations. Shareholders should consult their tax advisors about the tax status of dividends and distributions from the Fund in their respective jurisdictions.

Dividends and distributions are automatically reinvested at net asset value in additional shares. Shareholders may elect to have their dividends and distributions paid out in cash, or invested at net asset value in another Calvert Fund.

Distributions from realized net short-term capital gains, as well as dividends from net investment income, are currently taxable to shareholders as ordinary income.

Net long-term capital gains distributions, if any, will generally be includable as long-term capital gain in the gross income of shareholders who are citizens or residents of the United States. Whether such realized securities gains and losses are long-term or short-term depends on the period the securities are held by a Fund, not the period for which the shareholder holds shares of a Fund.

Dividends and distributions are taxable regardless of whether they are reinvested in additional shares of a Fund or not. A shareholder may also be subject to state and local taxes on dividends and distributions from the

Funds. The Funds will notify shareholders each January as to the federal tax status of dividends and distributions paid by the Funds and the amount of dividends withheld, if any, during the previous fiscal year.

NET ASSET VALUE

The public offering price of the shares of each Fund is the respective net asset value per share (plus, for Class A shares, the applicable sales charge.) The net asset value fluctuates based on the market value of each Fund's investments. The net asset value per share for each class is determined every business day as of the close of the regular session of the New York Stock Exchange (generally 4:00 p.m., Eastern time), and at such other times as may be necessary or appropriate. The Funds do not determine net asset value on certain national holidays or other days on which the New York Stock Exchange is closed: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day.

Each Fund's net asset value per share is determined by dividing the total net assets (the value of its assets net of liabilities, including accrued expenses and fees) by the number of shares outstanding for each class. Portfolio securities are valued as follows: (a) securities for which market quotations are readily available are valued at last sale price or official closing price on the primary market or exchange in which they trade. Unlisted securities and listed securities for which a market quotation is not available are valued at the most recent bid price or based on a yield equivalent obtained from the securities' market maker. Municipal securities are valued utilizing the average of bid prices or at bid prices based on a matrix system (which considers such factors as security prices, yields, maturities and ratings) furnished by dealers through an independent pricing service. Short-term notes are stated at amortized cost, which approximates fair value; (b) other securities for which market quotations are not available or deemed inappropriate are valued in good faith under the direction of the Board of Trustees.

Below is a specimen price-make-up sheet showing how the Funds calculate the total offering price per share.

Net Asset Value and Offering Price Per Share, as of September 30, 2003

	Income Fund	Short Duration Income Fund	
Class A net asset value per share ($1,673,698,789 / 95,463,998 shares)	$17.53	(92,600,017 /5,583,406 shares)	$16.58
Maximum sales charge, Class A (3.75% of offering price for Income Fund, 2.75% for Short Duration Income Fund)	$.68		$.47
Offering price per share, Class A	$18.21		$17.05
Class B net asset value and offering price per share ($369,355,488 / 21,079,655 shares)	$17.52		N/A
Class C net asset value and offering price per share ($194,686,428 / 11,110,171 shares)	$17.52	(14,282,753 / 863,469 shares)	$16.54
Class I net asset value and offering price per share ($59,842,161 / 3,129,116 shares)	$17.53	(27,188,183 / 1,637,123 shares)	$16.61

CALCULATION OF YIELD AND TOTAL RETURN

YIELD

From time to time, each Fund may advertise its "yield". Yield quotations are historical, and are not intended to indicate future performance. "Yield" quotations refer to the aggregate imputed yield-to-maturity of each of the Fund's investments based on the market value as of the last day of a given thirty-day or one-month period, less accrued expenses (net of reimbursement), divided by the average daily number of outstanding shares which are entitled to receive dividends, times the maximum offering price on the last day of the period (so that the effect of the

sales charge is included in the calculation), compounded on a "bond equivalent," or semi-annual, basis. Each Fund's yield is computed according to the following formula:

$$\text{Yield} = 2[(a-b/cd+1)^6 - 1]$$

where a = dividends and interest earned during the period using the aggregate imputed yield-to-maturity for each of the Fund's investments as noted above; b = expenses accrued for the period (net of reimbursement); c = the average daily number of shares outstanding during the period that were entitled to receive dividends; and d = the maximum offering price per share on the last day of the period. Using this calculation, the Calvert Income Fund's yield for the month ended September 30, 2003, was 3.93%, 3.35%, 3.41%, and 4.71% for Class A, B, C and I shares, respectively, and the Calvert Short Duration Fund's yield for the month ended September 30, 2003, was 2.53%, and 1.53% and 3.04% for Class A, C and I shares, respectively.

Yield will fluctuate in response to changes in interest rates and general economic conditions, portfolio quality, portfolio maturity, and operating expenses. Yield is not fixed or insured and therefore is not comparable to a savings or other similar type of account. Yield during any particular time period should not be considered an indication of future yield. It is, however, useful in evaluating a Fund's performance in meeting its investment objective.

TOTAL RETURN

The Funds may also advertise "total return." Total return is computed by taking the total number of shares purchased by a hypothetical $1,000 investment after deducting any applicable sales charge, adding all additional shares purchased within the period with reinvested dividends and distributions, calculating the value of those shares at the end of the period, and dividing the result by the initial $1,000 investment. For periods of more than one year, the cumulative total return is then adjusted for the number of years, taking compounding into account, to calculate average annual total return during that period.

Total return before taxes is computed according to the following formula:

$$P(1 + T)^n = ERV$$

where P = a hypothetical initial payment of $1,000; T = total return; n = number of years; and ERV = the ending redeemable value of a hypothetical $1,000 payment made at the beginning of the period.

Total return is historical in nature and is not intended to indicate future performance. All total return quotations, including returns after taxes, reflect the deduction of the maximum sales charge ("return with maximum load"), except quotations of return "without maximum load," or "NAV" (or "without CDSC") which do not deduct sales charge. Thus, in the formula above, for return without maximum load, P = the entire $1,000 hypothetical initial investment and does not reflect the deduction of any sales charge; for return with maximum load, P = a hypothetical initial investment of $1,000 less any sales charge actually imposed at the beginning of the period for which the performance is being calculated. Class I shares do not have a sales charge.

Total return after taxes on distributions is computed according to the following formula:

$$P(1 + T)^n = ATV_D$$

where P = a hypothetical initial payment of $1,000; T = average annual total return (after taxes on distribution); n = number of years, and ATV_D = the ending value of a hypothetical $1,000 payment made at the beginning of the 1, 5 or 10 year periods at the end of such periods (or portions thereof if applicable) after taxes on fund distributions and redemption.

Total return after taxes on distributions and sale of fund shares is computed according to the following formula:

$$P(1 + T)^n = ATV_{DR}$$

where P = a hypothetical initial payment of $1,000; T = average annual total return (after taxes on distributions and redemption); n = number of years and ATV_{DR} = the ending value of a hypothetical $1,000 payment made at the beginning of the 1, 5 or 10 year periods at the end of such periods (or portions thereof if applicable) after taxes on fund distributions but not after taxes on redemption.

In the tables below, after-tax returns are shown only for Class A shares. Returns for the Funds' shares for the periods indicated are as follows:

Calvert Income Fund
Before Taxes

Periods Ended September 30, 2003	Class A Total Return		Class B Total Return		Class C Total Return		Class I Total Return
	With	Without	With	Without	With	Without	
	Maximum Load		CDSC		CDSC		
One Year	10.21%	14.51%	9.67%	13.67%	12.72%	13.72%	15.31%
Five Years	8.38%	9.22%	N/A	N/A	N/A	N/A	N/A
Ten Years	7.33%	7.74%	N/A	N/A	N/A	N/A	N/A
Since Inception*	9.62%	9.82%	7.84%	7.84%	8.90%	8.90%	9.46%

Calvert Income Fund

After Taxes on Distributions		After Taxes on Distributions and Sale of Fund Shares	
Periods Ended September 30, 2003	Class A Total Return With Maximum Load	Periods Ended September 30, 2003	Class A Total Return With Maximum Load
One Year	8.10%	One Year	6.45%
Five Years	4.91%	Five Years	4.92%
Ten Years	4.08%	Ten Years	4.14%

*   October 12, 1982 for Class A
     August 1, 1999 for Class B
     August 1, 2000 for Class C
     March 1, 1999 for Class I

Calvert Short Duration Income Fund
Before Taxes

Periods Ended September 30, 2003	Class A Total Return		Class C Total Return		Class I Total Return
	With	Without	With	Without	
	Maximum Load		Maximum Load		
One Year	6.11%	9.11%	6.81%	7.81%	9.53%
Since Inception*	9.27%	11.09%	7.81%	7.81%	10.17%

Calvert Short Duration Income Fund

After Taxes on Distributions		After Taxes on Distributions and Sale of Fund Shares	
Periods Ended September 30, 2003	Class A Total Return With Maximum Load	Periods Ended September 30, 2003	Class A Total Return With Maximum Load
One Year	4.22%	One Year	3.79%
Since Inception*	7.44%	Since Inception*	6.75%

*   January 31, 2002 for Class A
     October 1, 2002 for Class C
     February 27, 2002 for Class I

PURCHASE AND REDEMPTION OF SHARES

The Funds have authorized one or more brokers to accept on their behalf purchase and redemption orders.

Such brokers are authorized to designate other intermediaries to accept purchase and redemption orders on the Fund's behalf. The Funds will be deemed to have received a purchase or redemption order when an authorized broker, or if applicable, a broker's authorized designee, accepts the order. The customer orders will be priced at the Fund's Net Asset Value next computed after they are accepted by an authorized broker or the broker's authorized designee.

Share certificates will not be issued unless requested in writing by the investor. If share certificates have been issued, then the certificate must be delivered to the Fund's transfer agent with any redemption request. This could result in delays. If the certificates have been lost, the shareholder will have to pay to post an indemnity bond in case another person later presents the original certificates. No certificates will be issued for fractional shares.

Each Fund has filed a notice of election under Rule 18f-1 with the Commission. The notice states that the Fund may honor redemptions that, during any 90-day period, exceed $250,000 or 1% of the net assets value of the Fund, whichever is less, by redemptions-in-kind (distributions of a pro rata share of the portfolio securities, rather than cash.)

See the prospectus for more details on purchases and redemptions.

TRUSTEES AND OFFICERS

The Fund's Board of Trustees supervises the Funds' activities and reviews its contracts with companies that provide it with services.

Name & Date of Birth	Position with Fund	Position Start Date	Principal Occupation During Last 5 Years	# of Calvert Portfolios Overseen	Other Directorships (Not Applicable to Officers)
INDEPENDENT TRUSTEES					
RICHARD L. BAIRD, JR. DOB: 05/09/48	Trustee	1976	President and CEO of the Family Health Council, Inc. in Pittsburgh, PA, a non-profit corporation which provides family planning services, nutrition, maternal/child health care, and various health screening services.	18	
FRANK H. BLATZ, JR., Esq. DOB: 10/29/35	Trustee	1982	Attorney in private practice in Fanwood, NJ. From 1996 to 1999 he was a partner in the law firm of Snevily, Ely, Williams, Gurrieri & Blatz and prior to that a partner with Abrams, Blatz, Gran, Hendricks & Reina, P.A.	28	

14

Name & Date of Birth	Position with Fund	Position Start Date	Principal Occupation During Last 5 Years	(Not Applicable to Officers) # of Calvert Portfolios Overseen	Other Directorships
DAVID R. ROCHAT* DOB: 10/07/37	Trustee & Senior Vice President	1980	Executive Vice President of Calvert Asset Management Company, Inc. and Director and President of Chelsea Securities, Inc.	12	• Government Scientific Source, Inc. • Chelsea Securities, Inc.
D. WAYNE SILBY, Esq.* DOB: 07/20/48	Trustee	1976	Mr. Silby is Chairman of GroupServe Foundation, a software company focused on collaborative tools for non-profit groups. He is an officer and director of Silby, Guffey and Co., Inc., a private investment company.	21	• Ameritas Acacia Mutual Life Insurance Company • Calvert Foundation • Grameen Foundation USA
OFFICERS					
SUSAN WALKER BENDER, **Esq.** DOB: 01/29/59	Officer	1988	Assistant Vice President and Associate General Counsel of Calvert Group, Ltd.		
IVY WAFFORD DUKE, **Esq.** DOB: 09/07/68	Officer	1996	Assistant Vice President and Associate General Counsel of Calvert Group, Ltd.		
DANIEL K. HAYES DOB: 09/09/50	Officer	1996	Senior Vice President of Calvert Asset Management Company, Inc.		
HUI PING HO, CPA DOB: 01/06/65	Officer	2000	Tax Compliance Manager of Calvert Group, Ltd. and Assistant Fund Treasurer.		
LANCELOT A. KING, Esq. DOB: 07/19/70	Officer	2002	Assistant Secretary and Assistant General Counsel of Calvert Group, Ltd. Prior to working at Calvert Group, Mr. King was an associate with Mintz, Levin, Cohn, Ferris, Glovsky & Popeo, and also with Kirkpatrick & Lockhart.		
WILLIAM M. TARTIKOFF, Esq. DOB: 08/12/47	Officer	1990	Senior Vice President, Secretary, and General Counsel of Calvert Group, Ltd.		
RONALD M. WOLFSHEIMER, CPA DOB: 07/24/52	Officer	1979	Senior Vice President and Chief Financial Officer of Calvert Group, Ltd. and Fund Treasurer.		
MICHAEL V. YUHAS JR., **CPA** DOB: 08/04/61	Officer	1999	Director of Fund Administration of Calvert Group, Ltd. and Fund Controller.		

* Ms. Krumsiek is an interested person of the Fund since she is an Officer and Director of the Fund's Advisor and its affiliates. Mr. Silby is an interested person of the Fund since he is a Director of the parent company of the Fund's Advisor. Mr. Rochat is an interested person of the Fund since he is an Officer and Director of the Fund's Advisor.

The address of Trustees and Officers is 4550 Montgomery Avenue, Suite 1000N, Bethesda, Maryland 20814, except Mr. Silby's address is 1715 18th Street, N.W., Washington, DC 20009. Trustees and officers of the Fund as a group own less than 1% of the Fund's outstanding shares.

The Board of Trustees has four standing Committees. The Investment Policy Committee addresses the policies and strategies of the investment advisor and reviews compliance matters. Ms. Krumsiek and Messrs. Rochat, Gavian, Guffey and Silby comprise the Investment Policy Committee. The Governance Committee deals with matters of fund governance, including policies on Director compensation, and Board and Committee structure and responsibilities. The Disinterested Trustees (Ms. Kruvant and Messrs. Baird, Blatz, Feldman, Gavian, Guffey, and Pugh) comprise the Governance Committee. The Audit Committee's function is to recommend to the Board independent accountants to conduct the annual audit of the Fund's financial statements; review with the independent accountants the outline, scope, and results of the annual audit; and review the performance and fees charged by the independent accountants for professional services. In addition, the Audit Committee meets with the independent accountants and representatives of management to review accounting activities and areas of financial reporting and control. Messrs. Pugh, Baird, Blatz, Feldman, and Ms. Kruvant comprise the Audit Committee. The Investment Policy and Governance Committees each met four times during the past fiscal year and the Audit Committee met four times during the past fiscal year. The Community Investment Committee was created to oversee investments in the Calvert Social Investment Foundation. Mr. Baird is the Fund's representative to the Community Investment Committee of Calvert's Social Investment Foundation. The Community Investment Committee met three times during the past fiscal year.

The Trustees owned shares in the Funds and in all Calvert Funds for which they serve on the Board, in the following amounts as of December 31, 2003:

Calvert Income Fund

Name of Trustee	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen By Trustee in Calvert Family of Funds
Independent Trustees		
Richard L. Baird, Jr.	$10,000-$50,000	>$100,000
Frank H. Blatz, Jr.	>$100,000	>$100,000
Douglas E. Feldman	none	$50,000-$100,000
Peter W. Gavian	none	>$100,000
John G. Guffey, Jr.	$50,000-$100,000	>$100,000
M. Charito Kruvant	$10,000-$50,000	>$100,000
Arthur J. Pugh	$50,000-$100,000	>$100,000
Interested Trustees		
D. Wayne Silby	none	>$100,000
Barbara J. Krumsiek	none	>$100,000
David R. Rochat	none	>$100,000

Calvert Short Duration Income Fund

Name of Trustee	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen By Trustee in Calvert Family of Funds
Independent Trustees		
Richard L. Baird, Jr.	none	>$100,000
Frank H. Blatz, Jr.	$10,000-$50,000	>$100,000
Douglas E. Feldman	none	$50,000-$100,000
Peter W. Gavian	none	>$100,000
John G. Guffey, Jr.	>$100,000	>$100,000
M. Charito Kruvant	none	>$100,000
Arthur J. Pugh	$10,000-$50,000	>$100,000
Interested Trustees		
D. Wayne Silby	$10,000-$50,000	>$100,000
Barbara J. Krumsiek	none	>$100,000
David R. Rochat	none	>$100,000

Trustees of the Funds not affiliated with the Funds' advisor may elect to defer receipt of all or a percentage of their fees and invest them in any fund in the Calvert Family of Funds through the Deferred Compensation Plan. Deferral of the fees is designed to maintain the parties in the same position as if the fees were paid on a current basis. Management believes this will have a negligible effect on the respective Fund's assets, liabilities, net assets, and net income per share.

Trustee Compensation Table
Fiscal Year 2003 (unaudited numbers)

Name of Trustee	Aggregate Compensation from Registrant for Service as Trustee (includes deferred compensation)	Pension or Retirement Benefits (i.e., deferred compensation) Accrued as part of Registrant Expenses*	Total Compensation from Registrant and Fund Complex paid to Trustee for services as Trustee**
Independent Trustees			
Richard L. Baird, Jr.	$17,512	$0	$53,375
Frank H. Blatz, Jr.	$17,512	$17,512	$60,875
Douglas E. Feldman	$16,660	$0	$44,125
Peter W. Gavian	$17,512	$0	$46,375
John G. Guffey, Jr.	$17,512	$11,203	$73,590
M. Charito Kruvant	$17,512	$10,507	$60,844
Arthur J. Pugh	$17,512	$0	$60,875
Interested Trustees			
Barbara J. Krumsiek	$0	$0	$0
David R. Rochat	$0	$0	$0
D. Wayne Silby	$17,683	$10,678	$87,305

*Messrs. Blatz, Gavian, Pugh, Guffey, Silby, and Ms. Kruvant have chosen to defer a portion of their compensation. As of September 30, 2003, total deferred compensation, including dividends and capital appreciation, was $1,133,534.62; $196,528.04; $280,343.26; $147,339.92; $90,624.02; and $172,953.23 for each of them, respectively.
**For the fiscal year ended September 30, 2003, the Fund Complex consists of ten (10) registered investment companies.

INVESTMENT ADVISOR

The Funds' Investment Advisor is Calvert Asset Management Company, Inc., a subsidiary of Calvert Group, Ltd., which is a subsidiary of Ameritas Acacia Mutual Holding Company.

The Investment Advisory Agreement between The Calvert Fund and the Advisor will remain in effect until January 3, 2005, and from year to year thereafter, provided continuance is approved at least annually by vote of the holders of a majority of the outstanding shares of the Fund or by the Board of Trustees of the Fund; and further provided that such continuance is also approved annually by the vote of a majority of the trustees of the Fund who are not parties to the Investment Advisory Agreement or interested persons of parties to the Investment Advisory Agreement or interested persons of such parties, cast in person at a meeting called for the purpose of voting on such approval. The Investment Advisory Agreement may be terminated without penalty by either party upon 60 days' prior written notice; it automatically terminates in the event of its assignment.

Under the Investment Advisory Agreement, the Advisor provides investment advice to The Calvert Fund and oversees the day-to-day operations, subject to direction and control by the Fund's Board of Trustees. For its services, the Advisor receives an annual fee of 0.40% of the average daily net assets of the Calvert Income Fund and 0.35% average daily net assets of the Calvert Short Duration Income Fund.

The Advisor provides the Fund with investment advice and research, office space, furnishes executive and other personnel to the Fund, pays the salaries and fees of all trustees who are affiliated persons of the Advisor, and pays all Fund advertising and promotional expenses. The Advisor reserves the right to compensate broker-dealers in consideration of their promotional or administrative services. The Fund pays all other operating expenses, including custodial and transfer agency fees, federal and state securities registration fees, legal and audit fees, and brokerage commissions and other costs associated with the purchase and sale of portfolio securities.

For the fiscal years ended September 30, 2001, 2002 and 2003, the Calvert Income Fund paid advisory fees of $2,894,809, $6,489,780 and $8,464,759, respectively. From inception, January 31, 2002, through September 30, 2002, the Calvert Short Duration Income Fund paid advisory fees of $60,190. For the fiscal year ended September 30, 2003, the Calvert Short Duration Income Fund paid advisory fees of $317,269. Investment advisory fees are allocated as a Portfolio-level expense based on net assets.

In evaluating the Investment Advisory Agreements, the Board of Trustees received and considered on a Fund-by-Fund basis a variety of information relating to the Funds. The disinterested Trustees reviewed a written report prepared by the Advisor regarding various services provided by the Advisor and a separate report prepared by an independent third party, which provided a statistical analysis comparing each Fund's investment performance, expenses, and fees to comparable mutual funds. The disinterested Trustees were advised by independent legal counsel with respect to their deliberations.

In reapproving the Investment Advisory Agreements, the Board of Trustees considered on a Fund-by-Fund basis the following factors: the nature and quality of the services provided by the Advisor; the Advisor's personnel and operations; the Advisor's financial condition; the level and method of computing each Fund's advisory fee; comparative performance, fee and expense information for each of the Funds; the profitability of the Calvert Group of Funds to the Advisor; the allocation of the Fund's brokerage, including the Advisor's process for monitoring "best execution" and use of "soft" dollars to pay for research and other services; the direct and indirect benefits, if any, derived by the Advisor from the relationship with the Funds; the effect of each Fund's growth and size on the Fund's performance and expenses; the affiliated distributor's process for monitoring sales load breakpoints; the Advisor's policies and procedures regarding the prevention of market timing and late trading; and any possible conflicts of interest. In reviewing the overall profitability of the advisory fee to the Funds' Advisor, the Board also considered the fact that affiliates provide shareholder servicing and administrative services to the Funds for which they receive compensation.

In reapproving the Investment Advisory Agreements, the Board of Trustees, including the non-interested Trustees, did not identify any single factor as controlling.

ADMINISTRATIVE SERVICES AGENT

Calvert Administrative Services Company ("CASC"), an affiliate of the Advisor, has been retained by the Funds to provide certain administrative services necessary to the conduct of its affairs, including the preparation of regulatory filings and shareholder reports. For providing such services, CASC receives an annual administrative services fee payable monthly (as a percentage of net assets) as follows:

Funds	Class A, B and C	Class I
Calvert Income Fund	0.30%	0.10%
Calvert Short Duration Income Fund	0.30%	0.10%

The administrative services fees paid to CASC by the Calvert Income Fund for the fiscal years ended September 30, 2001, 2002 and 2003 were $2,146,719; $4,817,333; and $6,285,469, respectively. From inception, January 31, 2002, through September 30, 2002, the Calvert Short Duration Income Fund paid administrative services fees of $34,745. For the fiscal year ended September 30, 2003, the Calvert Short Duration Income Fund paid $226,502 for administrative services fees. Administrative services fees are allocated as a class-level expense, based on net assets.

METHOD OF DISTRIBUTION

Calvert Distributors, Inc. ("CDI") is the principal underwriter and distributor for the Funds. Under the terms of its underwriting agreement with each Fund, CDI markets and distributes the Funds' shares and is responsible for preparing advertising and sales literature, and printing and mailing prospectuses to prospective investors.

Pursuant to Rule 12b-1 under the Investment Company Act of 1940, the Funds have adopted Distribution Plans (the "Plans"), which permit the Funds to pay certain expenses associated with the distribution of shares. Such expenses may not exceed, on an annual basis, 0.50%, 1.00%, and 1.00% of the average daily net assets of the Income Fund's Class A, B and C shares, respectively. For the Short Duration Income Fund such expenses may not exceed, on an annual basis, 0.50% and 1.00% of the average daily net assets of the Fund's Class A and C shares, respectively. The Class A Distribution Plan reimburses CDI only for expenses it incurs, while the Class B and C Distribution Plans compensate CDI at a set rate regardless of CDI's expenses.

The Funds' Distribution Plans were approved by the Board of Trustees, including the Trustees who are not "interested persons" of the Funds (as that term is defined in the Investment Company Act of 1940) and who have no direct or indirect financial interest in the operation of the Plans or in any agreements related to the Plans. The selection and nomination of the Trustees who are not interested persons of the Funds is committed to the discretion of such disinterested Trustees. In establishing the Plans, the Trustees considered various factors including the amount of the distribution expenses. The Trustees determined that there is a reasonable likelihood that the Plans will benefit the Funds and their shareholders.

The Plans may be terminated by vote of a majority of the non-interested Trustees who have no direct or indirect financial interest in the Plans, or by vote of a majority of the outstanding shares of the affected class or Portfolio of the Funds. If a Fund should ever switch to a new principal underwriter without terminating the Class B Plan, the fee would be prorated between CDI and the new principal underwriter. Any change in the Plans that would materially increase the distribution cost to a Portfolio requires approval of the shareholders of the affected class; otherwise, the Plans may be amended by the Trustees, including a majority of the non-interested Trustees as described above. The Plans will continue in effect for successive one-year terms provided that such continuance is specifically approved by (i) the vote of a majority of the Trustees who are not parties to the Plans or interested persons of any such party and who have no direct or indirect financial interest in the Plans, and (ii) the vote of a majority of the entire Board of Trustees.

As noted above, distribution and shareholding servicing expenses are paid to broker/dealers through sales charges (paid by the investor) and 12b-1 Distribution Plan expenses (paid by the Fund as part of the annual operating expenses). In addition to these payments, the Advisor, CDI and/or their affiliates, at their own expense, may incur costs and pay expenses associated with the distribution of shares of the Funds. The Advisor, CDI and/or their affiliates have agreed to pay certain firms compensation based on sales of Fund share or on assets held in those firms' accounts for their marketing, distribution, and shareholder servicing of Fund shares, above the usual sales charges, distribution and service fees. In other instances, one of these entities may make annual payments to a broker/dealer in order to be included in a wrap or preferred provider program. This list may be changed from time to time. As of December 31, 2003, the Advisor, CDI and/or their affiliates had special arrangements regarding one or more Calvert Funds with the following firms: American Express, Thrivent Financial for Lutherans, Raymond James, AIC, Washington Mutual, CUSO, US Bancorp, and Marshall & Isley. The Advisor, CDI, and/or their affiliates do not use any directed brokerage of Fund portfolio trading commissions to compensate brokers for the sale of Fund shares.

Each Fund has entered into an agreement with CDI as principal underwriter. CDI makes a continuous offering of each Fund's securities on a "best efforts" basis. Under the terms of the agreement, CDI is entitled to receive a distribution fee and a service fee from the Funds based on the average daily net assets of the Funds' respective Classes. These fees are paid pursuant to each Fund's Distribution Plan. Total Distribution Plan Expenses paid to CDI by the Calvert Income Fund for the fiscal year ended September 30, 2003 were $3,880,514 for Class A, $3,479,942 for Class B, and $1,804,631 for Class C. For the fiscal year ended September 30, 2003, the Calvert Income Fund's Distribution Plan expenses for each class were spent for the following purposes:

Calvert Income Fund	Class A	Class B	Class C
Compensation to broker-dealers	$3,149,123	$1,045,032	$558,114
Compensation to sales personnel	$708,413	$0	$0
Advertising	$21,769	$0	$0
Printing and mailing of prospectuses			
To other than current shareholders	$1,209	$0	$0
Compensation to underwriters	$0	$2,434,910	$1,246,517
Interest, financing charges	$0	$0	$0
Other	$0	$0	$0

Total Distribution Plan Expenses paid to CDI by the Calvert Short Duration Income Fund from inception, January 31, 2002 through September 30, 2002 were $21,935 for Class A. Total Distribution Plan Expenses paid to CDI by the Calvert Short Duration Income Fund for the fiscal year ended September 30, 2003 were $153,642 for Class A and $64,703 for Class C. For the fiscal year ended September 30, 2003, the Calvert Short Duration Income Fund's Distribution Plan expenses were spent for the following purposes:

Calvert Short Duration Income Fund	Class A	Class C
Compensation to broker-dealers	$152,520	$8,070
Compensation to sales personnel	$0	$0
Advertising	$772	$0
Printing and mailing of prospectuses		
To other than current shareholders	$350	$0
Compensation to underwriters	$0	$56,633
Interest, financing charges	$0	$0
Other	$0	$0

Dealer Reallowance (Class A)

Shares are offered at net asset value plus a front-end sales charge as follows:

Calvert Income Fund

Amount of Investment	As a % of offering price	As a % of net amount invested	Allowed to Brokers as a % of offering price
Less than $50,000	3.75%	3.90%	3.00%
$50,000 but less than $100,000	3.00%	3.09%	2.25%
$100,000 but less than $250,000	2.25%	2.30%	1.75%
$250,000 but less than $500,000	1.75%	1.78%	1.25%
$500,000 but less than $1,000,000	1.00%	1.01%	0.80%
$1,000,000 and over	0.00%	0.00%	0.00%*

Calvert Short Duration Income Fund

Amount of Investment	As a % of offering price	As a % of net amount invested	Allowed to Brokers as a % of offering price
Less than $50,000	2.75%	2.83%	2.25%
$50,000 but less than $100,000	2.25%	2.30%	1.75%
$100,000 but less than $250,000	1.75%	1.78%	1.25%
$250,000 but less than $500,000	1.25%	1.27%	0.95%
$500,000 but less than $1,000,000	1.0%	1.01%	0.80%
$1,000,000 and over	0.00%	0.00%	0.00%*

* Purchases of Class A shares in the Short Duration Income Fund at NAV for accounts with $1,000,000 or more on which a finder's fee has been paid are subject to a CDSC of 0.50%. (See the "Calculation of Contingent Deferred Sales Charge in the Prospectus). Purchases of Class A shares in the Income Fund at NAV for accounts with $1,000,000 or more on which a finder's fee has been paid are subject to a CDSC of 0.80%. (See the "Calculation of Contingent Deferred Sales Charge in the Prospectus).

CDI receives any front-end sales charge or CDSC paid. A portion of the front-end sales charge may be reallowed to dealers. The aggregate amount of sales charges (gross underwriting commissions) and, for Class A only, the net amount retained by CDI (i.e., not reallowed to dealers) for the last three fiscal years is:

Calvert Income Fund

Fiscal Year	2001		2002		2003	
Class A	**Gross**	**Net**	**Gross**	**Net**	**Gross**	**Net**
	$776,591	$412,867	$1,382,747	$654,668	$558,870	$423,368

Class B	**Gross**	**Gross**	**Gross**
	$0	$0	$0

Class C	**Gross**	**Gross**	**Gross**
	$6,738	$47,491	$131,125

Calvert Short Duration Income Fund

Fiscal Year	2002		2003	
Class A	**Gross**	**Net**	**Gross**	**Net**
	$60,243	$33,811	$123,548	$67,797

Class C	**Gross**	**Gross**
	N/A	$8,349

Fund Trustees and certain other affiliated persons of the Fund are exempt from the sales charge since the distribution costs are minimal to persons already familiar with the Fund. Other groups (i.e., group retirement plans) are exempt due to economies of scale in distribution. See Exhibit A to the Prospectus for additional share purchase information.

TRANSFER AND SHAREHOLDER SERVICING AGENTS

Boston Financial Data Services, Inc. ("BFDS"), a subsidiary of State Street Bank & Trust, has been retained by the Funds to act as transfer agent and dividend disbursing agent. These responsibilities include: responding to certain shareholder inquiries and instructions, crediting and debiting shareholder accounts for purchases and redemptions of Fund shares and confirming such transactions, and daily updating of shareholder accounts to reflect declaration and payment of dividends.

Calvert Shareholder Services, Inc. ("CSSI"), a subsidiary of Calvert and Acacia, has been retained by the Fund to act as shareholder servicing agent. Shareholder servicing responsibilities include responding to shareholder

inquiries and instructions concerning their accounts, entering any telephoned purchases or redemptions into the BFDS system, maintenance of broker-dealer data, and preparing and distributing statements to shareholders regarding their accounts.

For these services, BFDS and CSSI receive a fee based on the number of shareholder accounts and transactions. CSSI may contract with subagents, at the Fund's expense, to provide recordkeeping and subaccounting services to the Funds.

PORTFOLIO TRANSACTIONS

Portfolio transactions are undertaken on the basis of their desirability from an investment standpoint. The Fund's Advisor makes investment decisions and the choice of brokers and dealers under the direction and supervision of the Fund's Board of Trustees.

Broker-dealers who execute portfolio transactions on behalf of the Funds are selected on the basis of their execution capability and trading expertise considering, among other factors, the overall reasonableness of the brokerage commissions, current market conditions, size and timing of the order, difficulty of execution, per share price, market familiarity, reliability, integrity and financial condition, subject to the Advisor's obligation to accept best execution. For the fiscal years ended September 30, 2001 and 2002, no brokerage commissions were paid by the Funds to any broker-dealer, officers or trustees of either Fund or any of their affiliates. For the fiscal year ended September 30, 2003, the Calvert Short Duration Income Fund paid no brokerage commissions and the Calvert Income Fund paid $153,772 in total brokerage commissions due to active trading in U.S Treasury futures.

While each Fund's Advisor selects brokers primarily on the basis of best execution, in some cases the Advisor may direct transactions to brokers based on the quality and amount of the research and research-related services which the brokers provide to them. These services may include analyses of the business or prospects of a company, industry or economic sector, or statistical and pricing services. The Advisor may also direct selling concessions and/or discounts in fixed-price offerings for research services.

If, in the judgment of the Advisor, the Funds or other accounts managed by them will be benefited by supplemental research services, they are authorized to pay brokerage commissions to a broker furnishing such services which are in excess of commissions which another broker may have charged for effecting the same transaction. These research services include advice, either directly or through publications or writings, as to the value of securities, the advisability of investing in, purchasing or selling securities, and the availability of securities or purchasers or sellers of securities; furnishing of analyses and reports concerning issuers, securities or industries; providing information on economic factors and trends; assisting in determining portfolio strategy; providing computer software used in security analyses; providing portfolio performance evaluation and technical market analyses; and providing other services relevant to the investment decision making process. It is the policy of the Advisor that such research services will be used for the benefit of the Funds as well as other Calvert Funds and managed accounts.

For the years ended September 30, 2002 and 2003, the portfolio turnover rates of the Calvert Income Fund were 1,540% and 1,046%, respectively. The high turnover rate is due to the implementation of the Advisor's more active trading strategy.

From inception, January 31, 2002 through September 30, 2002 the portfolio turnover rate of the Calvert Short Duration Income Fund was 1,777%. For the fiscal year ended September 30, 2003, the portfolio turnover rate of the Calvert Short Duration Income Fund was 2,078%. The high turnover rate is due to the implementation of the Advisor's more active trading strategy.

For the fiscal year ended September 30, 2003, the Advisor received no soft-dollar credits in connection with fixed-price offerings for either Fund.

For the fiscal year ended September 30, 2003, the Advisor did not allocate brokerage commissions for soft dollar research services in either Fund.

PERSONAL SECURITIES TRANSACTIONS

The Funds, their Advisors, and principal underwriter have adopted a Code of Ethics pursuant to Rule 17j-1 of the Investment Company Act of 1940. The Code of Ethics is designed to protect the public from abusive trading practices and to maintain ethical standards for access persons as defined in the rule when dealing with the public.

The Code of Ethics permits the Funds' investment personnel to invest in securities that may be purchased or held by the Funds. The Code of Ethics contains certain conditions such as preclearance and restrictions on use of material information.

PROXY VOTING DISCLOSURE

Please refer to Appendix A of this Statement of Additional Information for the Proxy Voting Guidelines of the Calvert Funds. This document includes the policies and procedures that the Funds use in determining how to vote proxies relating to portfolio securities, as well as when a vote presents a possible conflict of interest between the interests of Fund shareholders, and those of the Funds' Investment Advisor, principal underwriter, or an affiliated person of the Fund, its Investment Advisor, or principal underwriter.

INDEPENDENT AUDITORS AND CUSTODIANS

KPMG LLP, located at 1601 Market Street, Philadelphia, Pennsylvania, 19103, served as independent auditors for the Funds for fiscal years 2002 and 2003. For fiscal years prior to 2002, the Funds used other auditors. State Street Bank & Trust Company, N.A., 225 Franklin Street, Boston, MA 02110, serves as custodian of the Funds' investments. M&T Bank, 25 South Charles Street, Baltimore, Maryland 21203 also serves as custodian of certain of the Funds' cash assets. The custodians have no part in deciding the Funds' investment policies or the choice of securities that are to be purchased or sold for the Funds.

GENERAL INFORMATION

The Calvert Fund (the "Trust"), an open-end registered investment company, was organized as a Massachusetts business trust on March 15, 1982. The Calvert Fund's Declaration of Trust contains an express disclaimer of shareholder liability for acts or obligations of the Trust. The shareholders of a Massachusetts business trust might, however, under certain circumstances, be held personally liable as partners for its obligations. The Declaration of Trust provides for indemnification and reimbursement of expenses out of the Trust's assets for any shareholder held personally liable for obligations of the Trust. The Declaration of Trust also provides that the Trust shall, upon request, assume the defense of any claim made against any shareholder for any act or obligation of the Trust and satisfy any judgment thereon. The Declaration of Trust further provides that the Trust may maintain appropriate insurance (for example, fidelity bonding and errors and omissions insurance) for the protection of the Trust, its shareholders, trustees, officers, employees and agents to cover possible tort and other liabilities. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which both inadequate insurance exists and the Trust itself is unable to meet its obligations.

Each share of each series represents an equal proportionate interest in that series with each other share and is entitled to such dividends and distributions out of the income belonging to such series as declared by the Board. The Calvert Income Fund offers four separate classes of shares: Class A, Class B, Class C and Class I. The Calvert Short Duration Fund offers three separate classes of shares: Class A, Class C, and Class I. Each class represents interests in the same portfolio of investments but, as further described in the prospectus, each class is subject to differing sales charges and expenses, which differences will result in differing net asset values and distributions. Upon any liquidation of the Fund, shareholders of each class are entitled to share pro rata in the net assets belonging to that series available for distribution.

The Trust is not required to hold annual shareholder meetings, but special meetings may be called for certain purposes such as electing Trustees, changing fundamental policies, or approving a management contract. As a shareholder, you receive one vote for each share you own, except that matters affecting classes differently, such as Distribution Plans, will be voted on separately by the affected class(es).

CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES

As of December 31, 2003, the following shareholders owned of record 5% or more of the outstanding voting securities of each class of the Funds as shown:

Name and Address	% of Ownership
Income Fund	

Charles Schwab & Co. Inc.
Reinvest Account
Mutual Fund Department
101 Montgomery Street
San Francisco, CA 94104-4122

23.59% of Class A

MLPF&S for the Sole Benefit of its Customers
Fund Administration 975T2
4800 Deer Lake Dr. E FL 3
Jacksonville, FL 32246-6484

14.91% of Class A

Prudential Securities Inc.
Special Custody Account FBO
Clients PC
Attn: Mutual Funds
1 New York Plaza
New York, NY 10292-0001

8.93% of Class A

MLPF&S for the Sole Benefit of its Customers
Fund Administration 9EG73
4800 Deer Lake Dr. E FL 3
Jacksonville, FL 32246-6484

17.26% of Class B

MLPF&S for the Sole Benefit of its Customers
Fund Administration 9E2F0
4800 Deer Lake Dr. E FL 3
Jacksonville, FL 32246-6484

37.60% of Class C

Great West Life and Annuity, Agt for
Chair for the Board of Trustees of the TN Consolidated
Retirement Systems and the Commissioner of Finance
FBO State of Tennessee 401(K) Plan
8515 E Orchard Rd #2T2
Engelwood, CO 80111-5037

29.21% of Class I

First Southwest Company FBO
City of Lincoln Nebraska
#32873541
325 N. St. Paul - Ste. 800
Dallas, TX 75201

25.85% of Class I

Education Finance Resources Corp.
c/o Linda Skewes
1676 International Dr., Ste. 501
McLean, VA 22102-4847

24.26% of Class I

David V. Mastran
109 Interpromontory Road
Great Falls, VA 22066-3218

10.32% of Class I

Great West Life and Annuity, Agt for Chair for the Board of Trustees of the TN Consolidated Retirement Systems and the Commissioner of Finance FBO State of Tennessee 457 Plan 8515 E Orchard Rd #2T2 Engelwood, CO 80111-5037	5.87% of Class I

Short Duration Income Fund

Charles Schwab & Co. Inc. Reinvest Account Mutual Fund Department 101 Montgomery Street San Francisco, CA 94104-4122	28.94% of Class A
MLPF&S for the Sole Benefit of its Customers Fund Administration 973U7 4800 Deer Lake Dr. E FL 3 Jacksonville, FL 32246-6484	6.94% of Class A
MLPF&S for the Sole Benefit of its Customers Fund Administration 9E2F0 4800 Deer Lake Dr. E FL 3 Jacksonville, FL 32246-6484	20.02% of Class C
Calvert Social Investment Foundation, Inc. 4550 Montgomery Avenue Bethesda, MD 20814-3304	59.26% of Class I
Maximus, Inc. Alice Meana, Acct. Mgr. 11419 Sunset Hills Road Reston, VA 20190-5207	25.10% of Class I
Acacia Life Insurance Co. Attn: Ms. Tina Udell 5900 O Street Lincoln, NE 68510-2234	15.64% of Class I

FUND SERVICE PROVIDERS

INVESTMENT ADVISOR
Calvert Asset Management Company, Inc.
4550 Montgomery Avenue
Suite 1000N
Bethesda, Maryland 20814

SHAREHOLDER SERVICES
Calvert Shareholder Services, Inc.
4550 Montgomery Avenue
Suite 1000N
Bethesda, Maryland 20814

PRINCIPAL UNDERWRITER
Calvert Distributors, Inc.
4550 Montgomery Avenue
Suite 1000N
Bethesda, Maryland 20814

TRANSFER AGENT
Boston Financial Data Services, Inc.
330 West 9th Street
Kansas City, Missouri 64105

INDEPENDENT AUDITORS
KPMG LLP
1601 Market Street
Philadelphia, Pennsylvania 19103

CUSTODIAN
State Street Bank & Trust Company, N.A.
225 Franklin Street
Boston, MA 02110

CUSTODIAN (cash assets)
M&T Bank
25 South Charles Street
Baltimore, MD 21203

PROXY VOTING GUIDELINES

Introduction

Calvert believes that healthy corporations are characterized by sound corporate governance and overall corporate social responsibility. The well-governed company meets high standards of corporate ethics and operates in the best interests of shareowners. The socially responsible company meets high standards of corporate ethics and operates in the best interests of other stakeholders (employees, customers, communities and the environment). In our view, companies that combine good governance and corporate social responsibility are better positioned for long-term success.

These Proxy Voting Guidelines ("the Guidelines") reflect Calvert's view that our fiduciary obligations to our shareholders include an obligation to vote their proxies in a manner consistent with (1) good corporate governance, and (2) corporate social responsibility. The attributes of well-governed, socially responsible companies that these proxy-voting guidelines seek to promote are:

- *Long-Term Value.* Responsible, healthy companies are those that focus on long-term value creation that aligns the interests of management with those of shareowners and other stakeholders. Good governance is likely to be compromised when a company becomes myopic, focusing on current earnings expectations and other short-term goals rather than the fundamental soundness of the enterprise over the longer term. A focus on long-term value creation also increases the relevance of companies' environmental management, treatment of workers and communities, and other social variables. Just as a short-term focus on earnings performance can compromise long-term shareowner interests, so can poor treatment of workers, communities, the environment or other stakeholders create short-term gain while increasing risks and compromising performance over the longer term. Calvert's proxy voting guidelines support governance structures and policies that keep the focus of company management on long-term corporate health and sustainable financial, social and environmental performance.
- *Accountability.* Corporate management must be accountable to many interests, including investors, stakeholders, and regulators. Management of a company must be accountable to the board of directors; the board must be accountable to the company's shareowners; and the board and management together must be accountable to the stakeholders. Some governance structures by their very nature weaken accountability, including corporations that are too insulated from possible takeovers. Certain other governance structures are well suited to manage this accountability: independent boards that represent a wide variety of interests and perspectives; full disclosure of company performance on financial, environmental, and social metrics; charters, bylaws, and procedures that allow shareholders to express their wishes and concerns; and compensation structures that work to align the interests and time-frames of management and owners. Calvert's proxy voting guidelines support structures that create and reinforce accountability, and oppose those that do not.

- *Sustainability.* Well-governed companies are those whose operations are financially, socially and environmentally sustainable. Sustainability requires fair treatment of shareholders and other stakeholders in order to position the company for continued viability and growth over time. Effective corporate governance, like national governance, cannot indefinitely ignore or exploit certain groups or interests to the benefit of others without incurring mounting risks for the corporation. For example, companies that provide excessive compensation to executives at the expense of other employees and shareowners are creating risks that may be expressed in rising employee turnover or activist campaigns targeting corporate practices. Companies that fail to account for potential liabilities associated with climate change may be creating risks that will be expressed in costly government regulation or uninsured catastrophic losses. Calvert's proxy voting guidelines aim to support sustainable governance that attends fairly to the interests of shareowners, workers, communities and the environment.

As a long-term equity investor, Calvert strives to encourage corporate responsibility, which includes respectful treatment of workers, suppliers, customers and communities, environmental stewardship, product integrity and high standards of corporate ethics as well as more traditional measures of sound corporate governance.   Companies that combine good governance and social responsibility strive to avoid unnecessary financial risk while serving the interests of both shareowners and stakeholders. In our view, Good Governance + Social Responsibility = Corporate Responsibility.

On behalf of our shareholders, Calvert Funds generally vote our proxies in accordance with the positions set forth in these Proxy Voting Guidelines ("the Guidelines").   The Guidelines are not meant to be exhaustive, nor can they anticipate every potential voting issue on which the Funds may be asked to cast their proxies. There also may be instances when the Advisor, Calvert Asset Management Company, votes the Funds' shares in a manner that does not strictly adhere to or is inconsistent with these Guidelines if doing so is in the best interests of the Funds' shareholders. Also, to the extent that the Guidelines do not address potential voting issues, the Funds delegate to the appropriate advisor the authority to act on its behalf to promote the applicable Funds' investment objectives and social goals. To the extent the Funds vote proxies in a manner not strictly in accordance with these Guidelines, and such votes present a potential conflict of interest, the Funds will proceed in accordance with Section III below.

> When support for or opposition to a proxy proposal as described below is qualified with the term, "ordinarily," this means that the Fund advisor generally foresees voting all shares as described except in special circumstances where the advisor determines that a contrary vote may be in the best interests of Fund shareholders.

> When support for or opposition to a proxy proposal is qualified by the expression, "on a case by case basis," this means that the Fund advisor cannot determine in advance whether such proposals are generally in the best interests of Fund shareholders and will reserve judgment until such time as the specific proposal is reviewed and evaluated.

> When we use the term, "shareholder," we are referring to Calvert's mutual fund shareholders whose proxy votes we cast in accordance with these Guidelines. When we use the term, "shareowner," we are referring to the equity owners of stock in publicly traded corporations.

Calvert appreciates that issues brought to shareholders may change over time, as both investors' concerns and SEC rules governing inclusion of specific items in corporate proxies change. We have constructed these Proxy Voting Guidelines to be both general enough and sufficiently flexible to adapt to such

changes. To that end, we have not attempted to address every specific issue that may arise on a proxy ballot.

Calvert's proxy voting record is available on the Funds' web site, www.calvert.com, and will, after August 31, 2004, also be available on the Securities and Exchange Commission's website at www.sec.gov.

I.   CORPORATE GOVERNANCE

A.   Board and Governance Issues

- Board of Directors

The board of directors ("the board") is responsible for the overall governance of the corporation, including representing the interests of shareowners and overseeing the company's relationships with other stakeholders. While company boards do not have a statutory responsibility to protect stakeholders, the duties of care and loyalty encompass the brand, financial, and reputational risks that can result from inadequate attention to stakeholder interests. Thus, in our view, a board's fiduciary duties encompass stakeholder relations as well as protecting shareowner interests.

One of the most fundamental sources of good governance is independence. Directors who have financial or other affiliations with companies on whose boards they serve may face conflicts of interest between their own interests and those of the corporation's shareowners and other stakeholders. In our view, the board should be composed of a majority of independent directors and key committees, including the audit, compensation, and nominating and/or governance committees, should be composed exclusively of independent directors.

Independent directors are those who do not have a material financial or personal relationship with the company or any of its managers that could compromise the director's objectivity and fiduciary responsibility to shareowners. In general, this means that an independent director should have no affiliation with the company other than a seat on the board and (in some cases) ownership of sufficient company stock to give the director a stake in the company's financial performance, but not so great as to constitute a controlling or significant interest.

Because the board's ability to represent shareowners independently of management can be compromised when the Chair is also a member of management, it can sometimes be beneficial for the Chair of the board be an independent director.

Another critical component of good governance is diversity. Well-governed companies benefit from a wide diversity of perspective and background on their boards. To bring such diversity to the board, directors should be chosen to reflect diversity of experience, perspective, expertise, gender, race, culture and geography. Calvert's goal in addressing board diversity is to assure that boards of directors fairly represent the concerns of both shareholders and stakeholders. Stakeholders include employees, communities, vendors, and customers, and as such, include people of color and racial minorities who have historically faced discrimination or denial of opportunities solely on account of their race. Even well governed corporations may risk perpetuating this historic injustice if boards of directors are not inclusive and diverse.

Companies that are private may take some time to achieve an adequate balance of diversity and independence on their boards. For private companies, the fund advisor will vote on a case-by-case basis on board independence and board diversity matters.

Each director should also be willing and able to devote sufficient time and effort to the duties of a director. Ordinarily, this means that directors should not sit on more than two other boards of publicly traded companies, unless personal circumstances allow sufficient time to devote to corporate governance on several boards. Directors who routinely fail to attend board meetings, regardless of the number of boards on which they serve, are not devoting sufficient attention to good corporate governance.

The board should periodically evaluate its performance, the performance of it various committees, and the performance of individual board members in governing the corporation.

> The Fund advisor will **oppose** slates of directors without at least a majority of independent directors.
> The Fund advisor will **oppose** slates of directors that result in a board that does not include both women and people of color and may **oppose** slates of directors that include women and people of color should the advisor conclude that the presence of women and people of color on the board constitutes mere token representation.
> The Fund advisor will **support** proposals requesting that companies adopt policies or nominating committee charters to assure that diversity is a key attribute of every director search.
>
> The Fund advisor will **support** proposals requesting that the majority of directors be independent and that the board audit, compensation and/or nominating committees be composed exclusively of independent directors.
>
> The Fund advisor will examine on a **case-by-case basis** proposals seeking to separate the positions of Chair of the board and Chief Executive Officer as well as resolutions asking for the Chair to be an independent director.
>
> The Fund advisor may **oppose** slates of directors in situations where the company failed to take action on shareowner proposals that passed in previous years.
>
> The Fund advisor will ordinarily **oppose** director candidates who have not attended a sufficient number of meetings of the board or key committees on which they served to effectively discharge their duties as directors.

- Classified or Staggered Boards

On a classified (or staggered) board, directors are divided into separate classes with directors in each class elected to overlapping three-year terms. Companies argue that such boards offer continuity in strategic direction, which promotes long-term planning. However, in some instances these structures may deter legitimate efforts to elect new directors or takeover attempts that may benefit shareowners. A classified board structure may also tend to depress stock price if viewed as an anti-takeover measure.

> The Fund advisor will ordinarily **support** proposals to elect all board members annually and to remove classified boards.

- Increase Authorized Common Stock

Companies may choose to increase their authorization of common stock for a variety of reasons. In some instances, the intended purpose of the increased authorization may clearly benefit shareowners; in others, the benefits to shareowners are less clear. Given that increased authorization of common stock is dilutive, except where the authorization is being used to facilitate a stock split or stock dividend, proposed increases in authorized common stock must be examined carefully to determine whether the benefits of issuing additional stock outweigh the potential dilution.

> The Fund advisor will ordinarily **support** proposals authorizing the issuance of additional common stock necessary to facilitate a stock split.

> The Fund advisor will examine and vote on a **case-by case basis** proposals authorizing the issuance of additional common stock. If the company already has a large amount of stock authorized but not issued, or reserved for its stock option plans, or where the request is to increase shares by more than 100 percent of the current authorization, the Fund advisor will ordinarily **oppose** the proposals (unless there is a convincing business plan for use of additional authorized common stock) due to concerns that the authorized but unissued shares will be used as a poison pill or other takeover defense.

- Blank Check Preferred Stock

Blank check preferred stock is stock with a fixed dividend and a preferential claim on company assets relative to common shares. The terms of the stock (voting, dividend, and conversion rights) are set by the board at a future date without further shareowner action. While such an issue can in theory have legitimate corporate purposes, most often it has been used as an anti-takeover device.

> The Fund advisor will ordinarily **oppose** the creation of blank check preferred stock. In addition, the Fund advisor will ordinarily **oppose** increases in authorization of preferred stock with unspecified terms and conditions of use that may be determined by the board at a future date, without approval of shareholders.

- Supermajority Vote Requirements

Supermajority vote requirements in a company's charter or bylaws require a level of voting approval in excess of a simple majority. Generally, supermajority provisions require at least 2/3 affirmative votes for passage of issues.

> The Fund advisor will ordinarily **oppose** supermajority vote requirements.

- Restrictions on Shareowners Acting by Written Consent

Written consent allows shareowners to initiate and carry out a shareowner action without waiting until the annual meeting, or by calling a special meeting. It permits action to be taken by the written consent of the same percentage of outstanding shares that would be required to effect the proposed action at a shareowner meeting.

The Fund advisor will ordinarily **oppose** proposals to limit or eliminate the right of shareowners to act by written consent.

- Restrictions on Shareowners Calling Meetings

It is common for company management to retain the right to call special meetings of shareowners at any time, but shareowners often do not have similar rights. In general, we support the right of a majority of shareowners to call special meetings, even in extraordinary circumstances, such as consideration of a takeover bid. Restrictions on the right of a majority of shareowners to call a meeting can also restrict the ability of shareowners to force company management to consider shareowner proposals or director candidates.

The Fund advisor will ordinarily **oppose** restrictions on the right of shareowners to call special meetings, as such restrictions limit the right of shareowners to participate in governance.

- Limitations, Director Liability and Indemnification

Because of increased litigation brought against directors of corporations and the increased costs of director's liability insurance, many states have passed laws limiting director liability for actions taken in good faith. It is argued that such indemnification is necessary for companies to be able to attract the most qualified individuals to their boards. In addition, many companies are seeking to add indemnification of directors to corporate bylaws.

The Fund advisor will ordinarily **support** proposals seeking to indemnify directors and limit director liability for acts excluding fraud or other wanton or willful misconduct or illegal acts, but will **oppose** proposals seeking to indemnify directors for all acts.

- Reincorporation

Corporations are bound by the laws of the states in which they are incorporated. Companies reincorporate for a variety of reasons, including shifting incorporation to a state where the company has its most active operations or corporate headquarters. In other cases, reincorporation is done to take advantage of stronger state corporate takeover laws, or to reduce tax or regulatory burdens. In these instances, reincorporation may result in greater costs to stakeholders, or in loss of valuable shareowner rights.

The Fund advisor will ordinarily **support** proposals to reincorporate for valid business reasons (such as reincorporating in the same state as the corporate headquarters).

The Fund advisor will ordinarily **oppose** proposals to reincorporate outside the United States if the advisor determines that such reincorporation is no more than the establishment of a skeleton offshore headquarters or mailing address for purposes of tax avoidance, and the company does not have substantial business activities in the country in which it proposes to reincorporate.

- Cumulative Voting

Cumulative voting allows shareowners to "stack" their votes behind one or a few directors running for the board, thereby helping a minority of shareowners to win board representation. Cumulative voting gives minority shareowners a voice in corporate affairs proportionate to their actual strength in voting shares. However, like many tools, cumulative voting can be misused. In general, where shareowner rights and

voice are well protected by a strong, diverse, and independent board and key committees, where shareowners may call special meetings or act by written consent, and in the absence of strong anti-takeover provisions, cumulative voting is usually unnecessary.

The Fund advisor will examine and vote on a **case-by-case basis** proposals calling for cumulative voting in the election of directors.

- Dual or Multiple Classes of Stock

In order to maintain corporate control in the hands of a certain group of shareowners, companies may seek to create multiple classes of stock with differing rights pertaining to voting and dividends. Creation of multiple classes of stock limits the right of some shareowners – often a majority of shareowners – to exercise influence over the governance of the corporation. This in turn diffuses directors' incentives to exercise appropriate oversight and control over management.

The Fund advisor will ordinarily **oppose** proposals to create dual classes of stock. However, the advisor will examine and vote on a **case-by-case basis** proposals to create classes of stock offering different dividend rights (such as one class that pays cash dividends and a second that pays stock dividends), and may **support** such proposals if they do not limit shareowner rights.

- Limit Directors' Tenure

Corporate directors generally may stand for re-election indefinitely. Opponents of this practice suggest that limited tenure would inject new perspectives into the boardroom as well as possibly creating room for directors from diverse backgrounds. However, continuity is also important and there is no empirical support for the proposition that limitations on director tenure improve governance. It may be in the best interests of the shareowners for long-serving directors to remain on the board, providing they maintain their independence as well as the independent perspective they bring to the board.

Accordingly, the Fund advisor will examine and vote on a **case-by-case basis** proposals to limit director tenure.

- **Director Stock Ownership**

Advocates of requirements that directors own shares of company stock argue that stock ownership helps to align the interests of directors with the interests of shareowners. Yet there are ways that such requirements may also undermine good governance: limiting board service only to those who can afford to purchase shares; or encouraging companies to use stock awards as part or all of director compensation. In the latter case, unless there are mandatory holding requirements, or other stipulations that help to assure that director and shareowner incentives are indeed aligned, awards of stock as compensation can create conflicts of interest where board members may make decisions for personal gain rather than for the benefit of shareowners. Thus, in some circumstances director stock ownership requirements may be beneficial and in others detrimental to the creation of long-term shareowner value.

The Fund advisor will examine and vote on a **case-by-case basis** proposals requiring that corporate directors own shares in the company.

The Fund advisor will **oppose** excessive awards of stock or stock options to directors.

- Selection of Auditor and Audit Committee Chair

Annual election of the outside auditors is standard practice. While it is recognized that the company is in the best position to evaluate the competence of the outside auditors, we believe that outside auditors must ultimately be accountable to shareowners.   A report released by the Blue Ribbon Commission on Improving the Effectiveness of Corporate Audit Committees, in conjunction with the NYSE and the National Association of Securities Dealers, concluded that audit committees must improve their current level of oversight of independent accountants. Given recent examples of accounting irregularities that audit panels and auditors failed to detect, in Calvert's view shareowner ratification of independent auditors is an essential step toward restoring investor confidence.

Many of the accounting irregularities in recent years stem from two causes: conflicts of interest, often arising when certain non-audit fees are far more lucrative to the audit firms than the contracts for independent corporate audits; and misstatement of earnings (e.g., use of one-time charges, off-balance-sheet entities or utilizing unrealistic projections of portfolio returns as a justifications for underfunding company pension plans and overstating earnings).

> The Fund advisor will ordinarily **oppose** proposals seeking ratification of the auditor when fees for non-audit consulting services exceed audit fees, or in any other case where the advisor determines that the independence of the auditor may be compromised.

> The Fund advisor will ordinarily **oppose** proposals seeking ratification of the audit committee chair if the audit committee recommends an auditor whose non-audit consulting services exceed audit fees, or in any other case where the advisor determines that the independence of the auditor may be compromised.

> The Fund advisor will otherwise vote on a **case-by-case basis** proposals seeking ratification of the audit committee chair, and may oppose ratification when the advisor believes the company has used overly aggressive or other unrealistic assumptions in financial reporting that overstate or otherwise distort its earnings from ongoing operations.

- Charter and By-Laws

There may be proposals involving changes to corporate charters or by-laws that are not otherwise addressed in or anticipated by these Guidelines.

> The Fund advisor will examine and vote on a **case-by-case basis** proposals to amend or change corporate charter or bylaws, and may **support** such proposals if they are deemed consistent with shareholders' best interests and the principles of sound governance and overall corporate social responsibility underlying these Guidelines.

- Expensing of Stock Options

The treatment of stock options in corporate financial reporting has been a subject of much debate in recent years. The majority of companies that make extensive use of stock options—particularly when used as a key component of executive compensation—take no charge on their financial statements for issuance of such options. Yet with the rapid growth of executive stock options as a major source of executive compensation, there have been renewed calls for revision of current accounting standards that allow companies to choose between recording fair value or intrinsic value of those options. It is likely

that companies will be required to expense stock options sometime in the near future. Until that time, it remains Calvert's view that the expensing of stock options gives shareholders valuable additional information about companies' financial performance, and should therefore be encouraged.

> The Fund advisor will ordinarily **support** proposals requesting that companies expense stock options.

B.   Executive and Employee Compensation

In 1980, CEO compensation was 42 times greater than the average worker; by 2000, CEOs were paid 600 times more than their average employees. According to the AFL-CIO, if the rate of growth of executive compensation were to continue, the average CEO's salary would equal that of about 150,000 American factory workers in the year 2050. "The size of CEO compensation is simply out of hand." *Business Week, 04/22/02.*

The problem is not limited to CEOs. Excessive executive compensation has become a widespread problem throughout American industry. In too many situations, corporate executives are essentially insured against downside risk while enjoying a disproportionate share of upside gain. The significant increase in the use of stock options for executive compensation that began in the 1990s also created strong incentives for executives to use their insider knowledge for short-term personal gain, and to increase the value of their options by, in many cases, concealment or selective disclosure of material information.

Executive risks and rewards need to be better aligned with those of employees, shareowners and the long-term performance of the corporation. Prosperity should be shared broadly within a company, as should the downside risk of share ownership.

Executive compensation packages should also be transparent and shareowners should have the right and responsibility to vote on major stock option and other incentive plans. Stock option plans transfer significant amounts of wealth from shareowners to highly paid executives and directors. Reasonable limits must be set on dilution caused by such plans, which should be designed to provide incentives as opposed to risk-free rewards.

- **Disclosure of CEO, Executive, Board and Management Compensation**

> The Fund advisor will ordinarily **support** proposals requesting companies to disclose the compensation--including salaries, option awards, bonuses, and restricted stock grants--of top management and the Board of Directors.

- Compensation for CEO, Executive, Board and Management

> The Fund advisor will **oppose** executive compensation proposals if we determine that the compensation does not reflect the financial, economic and social circumstances of the company (i.e. during times of financial strains or underperformance).

- Formation and Independence of Compensation Review Committee

> The Fund advisor will **support** proposals requesting the formation of a committee of independent directors to regularly review and examine executive compensation.

- Stock Options for Board and Executives

During the 1990s, the use of stock options in executive compensation soared. While the stock market was gaining, few investors complained. Yet after the fall of the market, executive compensation, and the use of option-based compensation in particular, continued to increase at levels that seemed disconnected from the change in companies' financial fortunes. Many investors began to question whether stock option grants to senior executives were serving their intended function: of aligning the interests of company management with those of shareowners.

Boards are beginning to scrutinize executive compensation more carefully, but there are still many companies whose executive compensation seems disconnected from the actual performance of the corporation and creation of shareowner value. Many boards continue to approve option re-pricing packages that allow executives to avoid downside risk and exercise options at favorable prices, further weakening the alignment between management interests and shareowner interests. Re-pricing can, in some cases, serve to strengthen the alignment; for example, when options are offered broadly to middle managers and employees as well as top executives, or when re-pricing reduces potential dilution.

> The Fund advisor will ordinarily **oppose** proposals to approve stock option plans in which the dilutive effect exceeds 10 percent of share value, or, for companies with small market capitalization, 15 percent of share value. Option grants that exceed these thresholds will be examined and voted on a **case-by-case basis** to evaluate whether there are valid business reasons for the grants.

> The Fund advisor will ordinarily **oppose** proposals to approve stock option plans that contain provisions for automatic re-pricing, unless such plans contain provisions to limit unrestricted resale of shares purchased with re-priced options.

> The Fund advisor will examine and vote on a **case-by-case basis** proposals for re-pricing of underwater options.

> The Fund advisor will ordinarily **oppose** proposals to approve stock option plans that have option exercise prices below the market price on the day of the grant.

> The Fund advisor will ordinarily **support** proposals requiring that all option plans and option re-pricing must be submitted for shareholder approval.

> The Fund advisor will ordinarily **oppose** proposals to approve stock option plans with "evergreen" features, reserving a specified percentage of stock for award each year with no termination date.

> The Fund advisor will ordinarily **support** proposals to approve stock option plans for outside directors subject to the same constraints previously described.

- Employee Stock Ownership Plan (ESOPs)

> The Fund advisor will **support** proposals to approve ESOPs created to promote active employee ownership (e.g., those that pass through voting rights on all matters to a trustee or fiduciary who is independent from company management). The Fund advisor will **oppose** any ESOP whose primary purpose is to prevent a corporate takeover.

- Pay Equity

The Fund advisor will **support** proposals requesting that management provide a pay equity report.

- Ratio Between CEO and Worker Pay

The Fund advisor will **support** proposals requesting that management report on the ratio between CEO and employee compensation.

The Fund advisor will examine and vote on a **case-by-case basis** proposals requesting management to set a maximum ratio between CEO and employee compensation and/or a cap on CEO compensation.

- Executive Compensation Tie to Non-Financial Performance

The Fund advisor will **support** proposals asking companies to review their executive compensation as it links to non-financial performance such as diversity, labor and human rights, environment, community relations, and other social issues.

- **Shareowner Access to Proxy**

Equal access proposals ask companies to give shareowners access to proxy materials to state their views on contested issues, including director nominations. In some cases, such proposals allow shareowners holding a certain percentage of shares to nominate directors. There is no reason why management should be allowed to nominate directors while shareowners – whom directors are supposed to represent – are deprived of the same right. At the same time, we recognize the countervailing argument that shareowners should not interfere with the ordinary business prerogatives of management. On balance, however, we support the view that shareowners should be granted access to the proxy ballot in the nomination of directors.

The Fund advisor will ordinarily **support** proposals for shareowner access to the proxy ballot.

- Golden Parachutes

Golden parachutes are compensation agreements that provide for severance payments to top executives who are terminated or demoted pursuant to a takeover or other change in control. Companies argue that such provisions are necessary to keep executives from "jumping ship" during potential takeover attempts. While Calvert recognizes the merits of this argument, golden parachutes often impede takeover attempts that we believe shareowners have the right and the responsibility to consider.

The Fund advisor will **support** proposals providing shareowners the right to ratify adoption of golden parachute agreements.

The Fund advisor will examine and vote s on a **case-by-case basis** golden parachute contracts, based upon an evaluation of the particular golden parachute itself and taking into consideration total management compensation, the employees covered by the plan, quality of management, size of the payout and any leveraged buyout or takeover restrictions.

The Fund adviser will **oppose** the election of directors who vote to approve golden parachutes that are not ratified by shareowners.

C.   Mergers, Acquisitions, Spin-offs, and Other Corporate Restructuring

Mergers and acquisitions frequently raise significant issues of corporate strategy, and as such should be considered very carefully by shareowners. Mergers, in particular, may have the effect of profoundly changing corporate governance, for better or worse, as two corporations with different cultures, traditions, and strategies become one.

- Considering the Non-Financial Effects of a Merger Proposal

Such proposals allow or require the board to consider the impact of merger decisions on various stakeholders, including employees, communities of place or interest, customers, and business partners, and give the board the right to reject a tender offer on the grounds that it would adversely affect the company's stakeholders.

The Fund advisor will **support** proposals that consider non-financial impacts of mergers.

The Fund advisor will examine and vote on a **case-by-case basis** all merger and acquisition proposals, and will support those that offer value to shareowners while protecting or improving the company's social and environmental performance.

The Fund advisor will ordinarily **oppose** proposals for corporate acquisition, takeover, restructuring plans that include significant new takeover defenses, or that merge a non-nuclear and a nuclear utility, or that pose other potential financial, social, or environmental risks or liabilities.

- Poison Pills

Poison pills (or shareowner rights plans) are triggered by an unwanted takeover attempt and cause a variety of events to occur which may make the company financially less attractive to the suitor. Typically, directors have enacted these plans without shareowner approval. Most poison pill resolutions deal with shareowner ratification of poison pills or repealing them altogether.

The Fund advisor will **support** proposals calling for shareowner approval of poison pills or shareholder rights plans.

The Fund advisor will ordinarily **oppose** poison pills or shareowner rights plans unless management is able to present a convincing case for a particular plan that does not significantly compromise shareowner rights or interests, or environmental and social performance.

- Greenmail

Greenmail is the premium a takeover target firm offers to a corporate raider in exchange for the raider's shares. This usually means that the bidder's shares are purchased at a price higher than market price, discriminating against other shareowner.

The Fund advisor will ordinarily **support** anti-greenmail provisions and **oppose** the payment of greenmail.

- Opt-Out of State Anti-takeover Law

Several states have enacted anti-takeover statutes to protect companies against hostile takeovers. In some, directors or shareowners are required to opt in for such provisions to be operational; in others, directors or shareowners may opt out.   Hostile takeovers come in many forms. Some offer advantages to shareowners by replacing current management with more effective management. Others do not. Shareowners of both the acquirer and the target firms stand to lose or gain significantly, depending on the terms of the takeover, the strategic attributes of the takeover, and the price and method of acquisition. In general, shareowners should have the right to consider all potential takeovers, hostile or not, and vote their shares based on their assessment of the particular offer.

The Fund advisor will ordinarily **support** proposals for bylaw changes allowing a company to opt out of state anti-takeover laws and will **oppose** proposals requiring companies to opt into state anti-takeover statutes.

II.   CORPORATE SOCIAL RESPONSIBILITY

A. Sustainability Reporting

The global economy of the 21st century must find ways to fashion a new model of wealth creation that raises living standards (particularly in the developing world) while preserving and protecting fragile ecosystems and vital resources that did not factor into previous economic models. In response to this new imperative, the notion of sustainability (or sustainable development) has emerged as a core theme of public policy and organizational strategy. Corporations are being asked to play a larger role in addressing economic, environmental and social issues, and are subject to rising expectations. As companies strive to translate the concept of sustainability into practice and measure their performance, this has created a growing demand for broadly accepted sustainability performance indicators and reporting guidelines. There are many forms of sustainability reporting, with one of the most comprehensive systems being the Global Reporting Initiative (GRI) reporting protocols.

> The Fund Advisor will ordinarily **support** proposals asking companies to prepare sustainability reports, including publishing annual reports in accordance with the Global Reporting Initiative (GRI) or other reasonable international codes of conduct or reporting models.

> The Fund advisor will ordinarily **support** proposals requesting that companies conduct social and/or environmental audits of their performance.

B. Environment

All corporations have an impact on the environment. A company's environmental policies and performance can have a substantial effect on the firm's financial performance. We expect management to take all reasonable steps to reduce negative environmental impacts and a company's overall environmental footprint.

> The Fund Advisor will ordinarily **support** proposals to reduce negative environmental impacts and a company's overall environmental footprint, including any threats to biodiversity in ecologically sensitive areas.

The Fund advisor will ordinarily **support** proposals asking companies to report on their environmental practices, policies and impacts, including environmental damage and health risks resulting from their operations, and the impact of environmental liabilities on shareowner value.

The Fund advisor will ordinarily **support** proposals asking companies to prepare a comprehensive report on recycling efforts, to increase recycling efforts, or to adopt a formal recycling policy.

- **CERES Principles and Sustainability Reporting**

The Coalition for Environmentally Responsible Economies (CERES), a coalition comprised of social investors and environmental organizations, has developed an environmental corporate code of conduct. The CERES Principles ask corporations to conduct environmental audits of their operations, establish environmental management practices, assume responsibility for damage they cause to the environment and take other leadership initiatives on the environment. Shareholder resolutions are frequently introduced asking companies to: 1) become signatories of the CERES Principles; or 2) produce a report addressing management's response to each of the points raised in the CERES Principles.

The Fund advisor will **support** proposals requesting that a company become a signatory to the CERES Principles.

- **Climate Change/Global Warming**

The current worldwide scientific consensus, according to the Intergovernmental Panel on Climate Change (IPCC), is that the earth's temperature is warming; that most of the warming observed over the last 50 years is likely the result of human activities that emit greenhouse gases into the atmosphere, particularly carbon dioxide (CO_2); and that the earth's temperature will rise between 2.5 and 10.5 degrees Fahrenheit over the next century unless there is a dramatic (60 to 80 percent) reduction in CO_2 emissions. Failure to address this developing ecological catastrophe will likely mean rising sea levels, melting polar ice caps, coastal erosion, increasingly dramatic storms, floods and other natural disasters, as well as accelerating species losses and habitat extinctions.

Shareholder initiatives on climate change have focused on companies that contribute significantly to global warming—including oil and mining companies, utilities, and automobile manufacturers. Increasingly, corporations in a wider variety of industries are facing shareowner proposals on climate change as well, as shareowners recognize that companies can take cost-effective—and often cost-saving—steps to reduce energy use that contributes to climate change. Initiatives have included proposals requesting companies to disclose information about their impact on climate change, to set targets for reduction in greenhouse gas emissions, to increase energy efficiency, and to substitute some forms of renewable energy resources for fossil fuels.

The Fund advisor will **support** proposals requesting that companies disclose information on greenhouse gas emissions or take specific actions, at reasonable cost, to mitigate climate change, including reducing greenhouse gas emissions and developing and using renewable or other less-polluting energy sources.

- **Environmental Justice**

Quite often, corporate activities that damage the environment have a disproportional impact on poor people, people of color, indigenous peoples and other marginalized groups. For example, companies

will sometimes locate environmentally damaging operations in poor communities, or in developing countries where poor or indigenous people have little or no voice in political and economic affairs.

The Fund advisor will ordinarily **support** proposals asking companies to report on whether environmental and health risks posed by their activities fall disproportionately on any one group or groups, and to take action to reduce those risks at reasonable cost to the company.

The Fund advisor will ordinarily **support** proposals asking companies to respect the rights of local and indigenous communities to participate in decisions affecting their local environment.

C.   Workplace Issues

- **Labor Relations**

Companies' treatment of their workers can have a pervasive effect on the performance of the enterprise, as well as on the communities and societies where such companies operate. Calvert believes that well-governed, responsible corporations treat workers fairly in all locations, and avoid exploitation of poor or marginalized people. Shareowner resolutions are sometimes filed asking companies to develop codes of conduct that address labor relations issues, including use of child labor, forced labor, safe working conditions, fair wages and the right to organize and bargain collectively.

The Fund advisor will ordinarily **support** proposals requesting companies to adopt, report on, and agree to independent monitoring of codes of conduct addressing global labor and human rights practices.

The Fund advisor will ordinarily **support** proposals requesting that companies avoid exploitative labor practices, including child labor and forced labor.

The Fund advisor will ordinarily **support** proposals requesting that companies commit to providing safe workplaces.

- **Vendor/Supplier Standards**

Special attention has been focused on companies that use offshore vendors to manufacture or supply products for resale in the United States. While many offshore vendors have satisfactory workplace practices, there have also been many instances of abuse, including forced overtime, use of child labor and other "sweatshop" practices. Shareowner resolutions are sometimes filed asking companies to adopt codes of conduct regarding vendor/supplier labor practices, to report on compliance with such codes, and to support independent third party monitoring of compliance. At the heart of these proposals is the belief that corporations that operate globally have both the power and the responsibility to curtail abusive labor practices on the part of their suppliers and vendors.

The Fund advisor will ordinarily **support** proposals requesting that companies adopt codes of conduct and other vendor/supplier standards requiring that foreign suppliers and licensees comply with all applicable laws and/or international standards (such as the ILO's core labor standards) regarding wages, benefits, working conditions, including laws and standards regarding discrimination, child labor and forced labor, worker health and safety, freedom of association and other rights. This support includes proposals requesting compliance with vendor codes of conduct, compliance reporting, and third party monitoring or verification.

- **Diversity and Equal Employment Opportunity**

Women and minorities have long been subject to discrimination in the workplace - denied access to jobs, promotions, benefits and other entitlements on account of race or gender. Women and minorities are still significantly underrepresented in the ranks of management and other high-income positions, and overrepresented in the more poorly-paid categories, including office and clerical workers and service workers.

Shareowner resolutions are sometimes filed asking companies to report on their efforts to meet or exceed federal EEO mandates. Typically, such reporting involves little additional cost to the corporation since most, if not all, of the data is already gathered to meet government-reporting requirements (all firms with more than 100 employees, or federal contractors with more than 50 employees, must file EEO-1 reports with the Equal Employment Opportunity Commission). Shareowner resolutions have also been filed asking companies to extend non-discrimination policies to gay and lesbian employees.

> The Fund advisor will ordinarily **support** proposals asking companies to report on efforts to comply with federal EEO mandates.

> The Fund advisor will **support** proposals asking companies to report on their progress in meeting the recommendations of the Glass Ceiling Commission and to eliminate all vestiges of "glass ceilings" for women and minority employees.

> The Fund advisor will ordinarily **support** proposals asking companies to include language in EEO statements specifically barring discrimination on the basis of sexual orientation, and to report on company initiatives to create a workplace free of discrimination on the basis of sexual orientation.

> The Fund advisor will **support** proposals seeking more careful consideration of the use of racial, gender, or other stereotypes in advertising campaigns, including preparation of a report at reasonable cost to the company.

- **Plant Closings**

Federal law requires 60 days advance notice of major plant closings or layoffs. Beyond such notice, however, many corporations provide very little in the way of support for workers losing jobs through layoffs or downsizing. The way a company treats employees that are laid off often has a substantial impact on the morale and productivity of those that remain employed. Programs aimed at assisting displaced workers are helpful both to those displaced and to the company's ability to recover from market downturns or other setbacks resulting in layoffs or plant closings.

> The Fund advisor will ordinarily **support** resolutions asking companies to create or expand upon relocation programs for displaced workers.

D.   Product Safety and Impact

Many companies' products have significant impacts on consumers, communities and society at large, and these impacts may expose companies to reputational or brand risks. Responsible, well-governed companies should be aware of these potential risks and take proactive steps to manage them. Shareowner proposals that ask companies to evaluate certain impacts of their products, or to provide full disclosure of

the nature of those products, can be harbingers of potential risks that companies may face if they fail to act. For example, several shareowner proposals have been filed requesting that food and beverage manufacturers label all foods containing genetically modified organisms (GMOs); other proposals have requested that companies report on the health or psychological impacts of their products.

> The Fund advisor will review on a **case-by-case** basis proposals requesting that companies report on the impacts of their products on society, and will ordinarily **support** such proposals when the requests can be fulfilled at reasonable cost to the company, or when potential reputational or brand risks are substantial.

> The Fund advisor will ordinarily **support** proposals requesting that companies disclose the contents or attributes of their products to potential consumers.

- Animal Welfare

Shareowner resolutions are sometimes filed with firms who engage in animal testing for the purposes of determining product efficacy or assuring consumer product safety.

> The Fund advisor will ordinarily **support** proposals seeking information on a company's animal testing practices, or requesting that management develop cost-effective alternatives to animal testing.

> The Fund advisor will ordinarily **support** proposals calling for consumer product companies to reduce or eliminate animal testing or the suffering of animal test subjects.

> The Fund advisor will examine and vote on a **case-by-case basis** proposals calling for pharmaceutical or medical products firms to reduce animal testing or the suffering of animal test subjects.

- Tobacco

Shareowner resolutions are sometimes filed with insurance and health care companies asking them to report on the appropriateness of investments in the tobacco industry, and on the impact of smoking on benefit payments for death, disease and property loss.

> The Fund advisor will ordinarily **support** resolutions asking companies not to invest in the stocks of tobacco companies.

> The Fund advisor will ordinarily **support** resolutions asking companies to research the impact of ceasing business transactions with the tobacco industry.

E. International Operations and Human Rights

Global corporations often do business in countries lacking adequate legal or regulatory structures protecting workers, consumers, communities and the environment, or where lax enforcement renders existing laws ineffective. Many companies have sought to lower costs by transferring operations to less regulated areas, or to low-wage areas. Such activity is not always exploitative, but it can be. In the past, transgressions of human rights in offshore operations was not well known or reported, but increasingly, company operations in countries with substandard labor or human rights records has come under much

greater scrutiny. The adverse publicity associated with allegations of sweatshop practices or other human rights abuses can also pose substantial brand or reputational risks for companies.

Many of the shareowner resolutions filed on international operations and human rights focus on specific countries or specific issues within them. For example, shareowners have in the past asked companies to commit themselves to uphold the South African Council of Churches Code of Conduct for corporations doing business in South Africa; or to report on or comply with the MacBride Principles aimed at eliminating religious discrimination in Northern Ireland. In other cases, resolutions have requested that companies report on operations, or cease operations, in particular nations with repressive regimes or a history of human rights and labor abuses, such as Tibet, China, Indonesia, Nigeria, or Burma. In some cases, resolutions may oppose all company operations in a particular country; in others, the resolutions seek to limit particular industries or practices that are particularly egregious.

> The Fund advisor will ordinarily **support** proposals requesting that companies develop human rights codes of conduct and periodic reporting on operations in countries with repressive regimes.

> The Fund advisor will ordinarily **support** proposals requesting that companies adopt or support reasonable third-party codes of conduct or principles addressing human rights and discrimination.

> The Fund advisor will ordinarily **support** proposals requesting that companies develop policies and protocols to eliminate bribery and corruption.

- Unauthorized Images

Some domestic corporations use images in their advertising or brands that are offensive to certain cultures, or that may perpetuate racism and bigotry. For instance, some companies use Native American symbols and imagery to advertise and market commercial products, including sports franchises. Others have used images or caricatures of African Americans, Jews, Latinos, or other minority or indigenous groups in ways that are objectionable to members of such groups.

> The Fund advisor will **support** proposals asking companies to avoid the unauthorized use of images of racial, ethnic, or indigenous groups in the promotion of their products.

- Bank Lending in Developing Countries

Shareowner resolutions are sometimes filed calling on banks and other international lending institutions to adopt lending policies that provide social, economic and environmental benefits to developing nations. In some cases, developing nations are not in a position to repay these loans, owing to economic or fiscal crises. As creditors, the banks have often insisted on belt-tightening and other restructuring measures that can result in high inflation, rising unemployment and social instability. Some advocates have argued for the forgiveness of such loans in order to promote social and economic gains for millions of citizens in developing nations. Forgiveness, however, may also result in unacceptable loss to lending institutions and their shareowners. Proposals calling for debt forgiveness to developing countries may have some merit, if there is a reasonable prospect that, with forgiveness, the countries can rebuild economic security and fiscal control, and such forgiveness would not greatly impair the finances of the lending institutions.

> The Fund advisor will examine and vote **on a case-by-case basis** proposals calling on banks to forgive loans made to developing countries.

- Mexican Maquiladora Operations

Shareholder resolutions are sometimes filed calling on companies to report on their operating practices in maquiladora plants located in Mexico near the United States border, or companies that have moved operations to countries in the Caribbean or Central America under U.S. government-sponsored programs to promote trade and economic development in the hemisphere. Companies have located in this region to take advantage of lower labor costs and fewer environmental and other regulations. There have, however, been numerous cases of abuse of the human rights of employees and compromises of the environmental integrity of communities.

The Fund advisor will ordinarily **support** proposals calling for reports on treatment of workers and protection of human rights in operations in maquiladoras or other Latin American or Caribbean operations.

The Fund advisor will ordinarily **support** proposals calling for greater pay equity and fair treatment of workers, improved environmental practices, and stronger community support in maquiladora or other offshore operations.

- Access to Pharmaceuticals

The cost of medicine is a serious issue throughout the world. In the United States, many citizens lack health insurance and many more lack a prescription drug benefit under Medicare or private insurance programs. In Africa and in many other parts of the developing world, millions of people have already died from the AIDS virus and tens of millions more are infected. Medications to treat AIDS, malaria, tuberculosis and other diseases are often so costly as to be out of reach of most of those affected. Shareowner resolutions are sometimes filed asking pharmaceutical companies to take steps to make drugs more accessible and affordable to victims of pandemic or epidemic disease.

The Fund advisor will ordinarily **support** proposals asking pharmaceutical companies to take steps to make drugs more affordable and accessible for the treatment of HIV AIDS, malaria, tuberculosis and other serious diseases affecting poor countries or populations.

The Fund advisor will ordinarily **support** proposals asking companies with operations in heavily infected areas such as Africa to ensure that their workforces receive appropriate access to counseling or healthcare advice, health care coverage, or access to treatment.

F.   **Indigenous Peoples' Rights**

- Cultural Rights of Indigenous Peoples

The survival, security and human rights of millions of indigenous peoples around the world are increasingly threatened. Efforts to extract or develop natural resources in areas populated by indigenous peoples often threaten their lives and cultures, as well as their natural environments.

The Fund advisor will **support** proposals requesting that companies respect the rights of and negotiate fairly with indigenous peoples, develop codes of conduct dealing with treatment of indigenous peoples, and avoid exploitation and destruction of their natural resources and ecology.

G.   **Weapons Contracting**

- Weapons/Military Conversion

Shareowner resolutions will sometimes be filed with companies with significant military contracts, asking them to report on future plans to diversify or convert to the production of civilian goods and services.

> The Fund advisor will ordinarily **support** proposals calling for reports on the scale and character of military sales or conversion of military production or technology to civilian purposes.

H.   Community

- **Equal Credit Opportunity**

Access to capital is essential to full participation and opportunity in our society. The Equal Credit Opportunity Act (ECOA) prohibits lenders from discriminating with regard to race, religion, national origin, sex, age, etc. Shareowner resolutions are sometimes filed requesting: (1) reports on lending practices in low/moderate income or minority areas and on steps to remedy mortgage lending discrimination; (2) the development of fair lending policies that would assure access to credit for major disadvantaged groups and require reports to shareowners on the implementation of such policies; and (3) the application of Equal Credit Opportunity Act standards by non-financial corporations to their financial subsidiaries.

The Fund advisor will ordinarily **support** proposals requesting increased disclosure on ECOA and stronger policies and programs regarding compliance with ECOA.

- **Redlining**

Redlining is the systematic denial of services to people within a geographic area based on their economic or racial/ethnic profile. The term originated in banking, but the same practice can occur in many businesses, including insurance and supermarkets. Shareowner resolutions are sometimes filed asking companies to assess their lending practices or other business operations with respect to serving communities of color or the poor, and develop policies to avoid redlining.

> The Fund advisor will **support** proposals to develop and implement policies dealing with fair lending and housing, or other nondiscriminatory business practices.

- **Predatory Lending**

Sub-prime lenders charge notably high interest rates on consumer, life insurance, and home mortgage loans. These lenders can engage in abusive business practices that take advantage of the elderly or the economically disadvantaged. This includes charging excessive fees, making loans to those unable to make interest payments and steering customers selectively to products with higher than prevailing interest rates. Shareowner resolutions are sometimes filed asking for the development of policies to prevent predatory lending practices.

> The Fund advisor will **support** proposals calling on companies to address and eliminate predatory lending practices.

- **Insurance Companies and Economically Targeted Investments**

Economically targeted investments (ETIs) are loans made to low-to-moderate income communities or individuals to foster and promote, among other things, small businesses and farms, affordable housing and community development banks and credit unions. At present, insurance

47

companies put less than one-tenth of one percent of their more than $1.9 trillion in assets into ETIs. Shareowner resolutions are sometimes filed asking for reports outlining how insurers could implement an ETI program.

> The Fund advisor will **support** proposals encouraging adoption of or participation in economically targeted investment programs that can be implemented at reasonable cost.

I.   Political Action Committees and Political Partisanship

Shareholders have a right to know how corporate assets are being spent in furtherance of political campaigns, social causes or government lobbying activities. Although companies are already required to make such disclosures pursuant to federal and state law, such information is often not readily available to investors and shareowners. Moreover, corporate lobbying activities and political contributions may at times be inconsistent with or actually undermine shareholder and stakeholder interests that companies are otherwise responsible to protect.

> The Fund advisor will ordinarily **support** resolutions asking companies to disclose political contributions made either directly or through political action committees.

> The Fund advisor will ordinarily **support** resolutions asking companies to disclose the magnitude and character of public policy lobbying activities.

> The Fund advisor will ordinarily **support** resolutions requesting that companies discontinue lobbying or political contributions that are inconsistent with shareholder or other stakeholder interests, including efforts to weaken policies that protect workers, communities, the environment, public safety, or any of the other principles embodied in these Proxy Voting Guidelines.

J.   Other Issues

All social issues that are not covered in these guidelines are delegated to the Fund's advisor to vote in accordance with the Fund's specific social criteria. In addition to actions taken pursuant to the fund's Conflict of Interest Policy, Calvert Social Research Department ("CSRD") will report to the Boards on issues not covered by these guidelines as they arise.

III.   CONFLICT OF INTEREST POLICY

All Calvert Funds strictly adhere to the proxy voting guidelines detailed above in Sections I and II, above.

Thus, generally, adherence to the Proxy Voting Guidelines will leave little opportunity for a material conflict of interest to emerge between any of the Funds, on the one hand, and the Fund's investment advisor, sub-advisor, principal underwriter, or an affiliated person of the Fund, on the other hand.

Nonetheless, upon the occurrence of the exercise of voting discretion where there is a variance in the vote from the Proxy Voting Guidelines, which could lend itself to a potential conflict between these interests, a meeting of the Audit Committee of the Fund that holds that security will be immediately convened to determine how the proxy should be voted.

Adopted September 2000.
Revised September 2002.
Revised June 2003.

APPENDIX B

LETTER OF INTENT

_____
Date

Calvert Distributors, Inc.
4550 Montgomery Avenue
Bethesda, MD 20814

Ladies and Gentlemen:

By signing this Letter of Intent, or affirmatively marking the Letter of Intent option on my Fund Account Application Form, I agree to be bound by the terms and conditions applicable to Letters of Intent appearing in the Prospectus and the Statement of Additional Information for the Fund and the provisions described below as they may be amended from time to time by the Fund. Such amendments will apply automatically to existing Letters of Intent.

I intend to invest in the shares of _____ (Fund or Portfolio name) during the thirteen (13) month period from the date of my first purchase pursuant to this Letter (which cannot be more than ninety (90) days prior to the date of this Letter or my Fund Account Application Form, whichever is applicable), an aggregate amount (excluding any reinvestments of distributions) of at least fifty thousand dollars ($50,000) which, together with my current holdings of the Fund (at public offering price on date of this Letter or my Fund Account Application Form, whichever is applicable), will equal or exceed the amount checked below:

__ $50,000 __ $100,000 __ $250,000 __ $500,000 __ $1,000,000

Subject to the conditions specified below, including the terms of escrow, to which I hereby agree, each purchase occurring after the date of this Letter will be made at the public offering price applicable to a single transaction of the dollar amount specified above, as described in the Fund's prospectus. "Fund" in this Letter of Intent shall refer to the Fund or Portfolio, as the case may be. No portion of the sales charge imposed on purchases made prior to the date of this Letter will be refunded.

I am making no commitment to purchase shares, but if my purchases within thirteen months from the date of my first purchase do not aggregate the minimum amount specified above, I will pay the increased amount of sales charges prescribed in the terms of escrow described below. I understand that 5% of the minimum dollar amount specified above will be held in escrow in the form of shares (computed to the nearest full share). These shares will be held subject to the terms of escrow described below.

From the initial purchase (or subsequent purchases if necessary), 5% of the dollar amount specified in this Letter shall be held in escrow in shares of the Fund by the Fund's transfer agent. For example, if the minimum amount specified under the Letter is $50,000, the escrow shall be shares valued in the amount of $2,500 (computed at the public offering price adjusted for a $50,000 purchase). All dividends and any capital gains distribution on the escrowed shares will be credited to my account.

If the total minimum investment specified under the Letter is completed within a thirteen month period, escrowed shares will be promptly released to me. However, shares disposed of prior to completion of the purchase requirement under the Letter will be deducted from the amount required to complete the investment commitment.

Upon expiration of this Letter, the total purchases pursuant to the Letter are less than the amount specified in the Letter as the intended aggregate purchases, Calvert Distributors, Inc. ("CDI") will bill me for an amount equal to the difference between the lower load I paid and the dollar amount of sales charges which I would have paid if the total amount purchased had been made at a single time. If not paid by the investor within 20 days, CDI will debit the difference from my account. Full shares, if any, remaining in escrow after the aforementioned adjustment will be released and, upon request, remitted to me.

I irrevocably constitute and appoint CDI as my attorney-in-fact, with full power of substitution, to surrender for redemption any or all escrowed shares on the books of the Fund. This power of attorney is coupled with an interest.

The commission allowed by Calvert Distributors, Inc. to the broker-dealer named herein shall be at the rate applicable to the minimum amount of my specified intended purchases.

The Letter may be revised upward by me at any time during the thirteen-month period, and such a revision will be treated as a new Letter, except that the thirteen-month period during which the purchase must be made will remain unchanged and there will be no retroactive reduction of the sales charges paid on prior purchases.

In determining the total amount of purchases made hereunder, shares disposed of prior to termination of this Letter will be deducted. My broker-dealer shall refer to this Letter of Intent in placing any future purchase orders for me while this Letter is in effect.

_____	_____
Dealer	Name of Investor(s)
By_____	_____
Authorized Signer	Address
_____	_____
Date	**Signature of Investor(s)**
_____	_____
Date	**Signature of Investor(s)**

CORPORATE BOND AND COMMERCIAL PAPER RATINGS (source: Standard & Poor's)

Bonds

AAA: An obligation rated AAA has the highest rating assigned by Standard & Poor's. The obligor's capacity to meet its financial commitment on the obligation is extremely strong.

AA: An obligation rated AA differs from the highest-rated obligations only in a small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.

A: An obligation rated A carries elements which may cause the obligation to be more susceptible to the adverse effects of changes in circumstances and economic conditions.

BBB: An obligation rated BBB exhibits adequate protection parameters but may be susceptible to adverse changes in economic conditions or changing circumstances which are likely to lead to a weakened capacity for the obligor to meet its financial commitment on the obligation.

Obligations rated BB, B, CCC, CC and C are regarded as having significant speculative characteristics. BB indicates the lowest degree of speculation and C the highest. While such obligations will likely have some quality and protective characteristics, these factors are outweighed by large uncertainties and/or major exposures to adverse conditions.

BB: An obligation rated BB is less vulnerable to nonpayment than other speculative issues, however this type of obligation is subject to major ongoing uncertainties and/or exposure to adverse business, financial, or economic conditions which could result in the obligor's inability to meet its financial commitment on the obligation.

B: An obligation rated B is more vulnerable to nonpayment than obligations rated BB, but the obligor currently has the capacity meet its financial commitment on the obligations. Adverse business, financial, and/or economic conditions may impair the obligor's capacity or willingness to meet its financial commitment on the obligation.

CCC: An obligation rated CCC is currently vulnerable to nonpayment and is dependent upon favorable business, financial and economic conditions in order to sustain its ability to meet its financial commitment on the obligation. Should adverse business, financial and/or economic conditions occur, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.

CC: An obligation rated CC is currently highly vulnerable to nonpayment.

C: An obligation rated C is often associated with situations in which a bankruptcy petition has been filed or where similar action has been taken but payment on the obligation is being continued.

D: An obligation rated D is in payment default. The D rating is used when interest payments or principal payments are not made on the date due even if the applicable grace period has not expired, unless Standard & Poor's believes that such payments will be made during such grace period. The D rating also will be used when a bankruptcy petition has been filed or other similar action when payments on the obligation are deemed to be jeopardized.

Notes

SP-1: These issues are considered as having a strong capacity to pay principal and interest. Those issues determined to possess overwhelming safety characteristics are denoted with a plus sign (+) designation.
SP-2: These issues are considered as having a satisfactory capacity to pay principal and interest.
SP-3: These issues are considered as having a speculative capacity to pay principal and interest.

Commercial Paper

A-1: This rating indicates a strong degree of safety regarding timely payment. Those issues determined to possess extremely strong safety characteristics are denoted with a plus sign (+) designation.
A-2: This rating indicates a satisfactory degree of safety regarding timely payment.
A-3: This rating indicates that the issue carries an adequate capacity for timely payment, however it is more vulnerable to the adverse effects of changes in circumstances than those obligations with higher ratings.